UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              BREDA TELEPHONE CORP.
                 (Name of Small Business Issuer in its Charter)



               Iowa                                    42-0895882
     (State or other jurisdiction of        (I.R.S. Employer Identification No.)
     incorporation or organization)

Highway 217 East, P.O. Box 190, Breda, Iowa                    51436
  (Address of principal executive offices)                   (Zip Code)


Issuer's telephone number:     (712) 673-2311


Securities to be registered under Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered

           None                                            None


Securities to be registered under Section 12(g) of the Act:

                           Common Stock, no par value
                                (Title of class)

                                     PART I

Item 1. Description of Business.
        ------------------------
     General.
     -------
     Breda Telephone Corp. is an Iowa corporation with its principal offices in Breda, Iowa. Breda was incorporated in 1964 to provide local telephone services to Breda, Iowa and the surrounding rural area.

     Breda's principal business is still providing telephone services. Telephone services are also now provided by two of Breda's wholly owned subsidiaries, Prairie Telephone Company, Inc. and Westside Independent Telephone Company. A total of seven Iowa towns and their surrounding rural areas currently receive telephone services from Breda, Prairie Telephone or Westside Independent.

     Prairie Telephone is an Iowa corporation that was incorporated in 1968.

     Westside Independent is an Iowa corporation that was incorporated in 1957. Breda acquired the stock of Westside Independent in June, 1998. Breda's acquisition of Westside Independent is discussed below.

     Another of Breda's wholly owned subsidiaries, Tele-Services, Ltd., provides cable televison services to sixteen towns in Iowa and one town in Nebraska. Tele-Services is an Iowa corporation. It was incorporated in 1983. Westside Communications, Inc. is a wholly owned subsidiary of Tele-Services. Westside Communications provides cable television services to two Iowa towns. Tele-Services acquired the stock of Westside Communications in June, 1998. Tele-Services' acquisition of Westside Communications is discussed below.

     Breda's and its subsidiaries' telephone and cable television businesses are discussed in more detail below. Some of the other miscellaneous business operations of Breda and its subsidiaries are also briefly discussed below.

     Telephone Services.
     -------------------
     Breda,   Prairie  Telephone  and  Westside  Independent  provide  telephone services to the following seven Iowa towns and their surrounding rural areas:

          o    Breda, Iowa                   o    Pacific Junction, Iowa

          o    Lidderdale, Iowa              o    Yale, Iowa

          o    Macedonia, Iowa               o    Westside, Iowa.

          o    Farragut, Iowa

     Breda provides services to Breda, Lidderdale and Macedonia. Prairie Telephone provides services to Farragut, Pacific Junction and Yale. Westside Independent provides services to Westside. The surrounding rural areas that are served are those within approximately a ten mile to fifteen mile radius of each of the towns.

     All of the towns are in central and southern Iowa.

     The primary services provided by Breda, Prairie Telephone and Westside Independent are providing their subscribers with basic local telephone service and access services for long distance or other calls outside the local calling area. As of March 31, 1999, they were serving approximately 2,555 telephone numbers and related access lines. Breda, Prairie Telephone and Westside Independent derive their principal revenues from providing these services.

     They also provide other telephone related services. For example, they sell and lease telephone equipment to their subscribers, provide inside wiring and other installation, maintenance and repair services to their subscribers, and provide custom calling services to their subscribers. They also derive revenues from providing billing and collection services for some long distance carriers for the long distance calls made by their subscribers.

     Breda, Prairie Telephone and Westside Independent are all subject to regulation by the Iowa Utilities Board. They operate their telephone businesses pursuant to certificates and various rules and regulations promulgated by the IUB. Although not anticipated to occur, the IUB could terminate their right to provide services if they fail to comply with those rules and regulations.

     As indicated above, the IUB regulates or has the authority to regulate many aspects of Breda's, Prairie Telephone's and Westside Independent's telephone business. Some of the material areas of regulation include the following:

          o Breda, Prairie Telephone and Westside Independent are treated as "service regulated" telephone companies by the IUB, which means that they must comply with the IUB's rules and regulations regarding the quality of services and facilities provided to subscribers.

          o The IUB must approve of any expansion in the telephone service areas currently served by Breda, Prairie Telephone and Westside Independent. Although they do not anticipate material difficulties in the event of any proposed expansion, there is no assurance that any future proposed expansion in the service areas of Breda, Prairie Telephone or Westside Independent will be approved.

          o The IUB has certified Breda, Prairie Telephone and Westside Independent as "eligible carriers." This certification allows them to receive universal services funding under a program administered by the Federal Communications Commission. Breda, Prairie Telephone and Westside Independent do not anticipate any loss of that certification, but the loss of the certification would result in them no longer receiving universal services funding under the referenced FCC program. Although also not anticipated to occur, they will also lose the right to receive universal services funding if they do not provide the services supported by the universal service fund. They received, in the aggregate, approximately $81,552 in universal services funding in 1998. They estimate they will receive, in the aggregate, approximately $78,720 in universal services funding in 1999.

          o Breda, Prairie Telephone and Westside Independent are currently treated as rural telephone companies under the Telecommunications Act of 1996, which generally means that they are exempted from some of the duties imposed on other telephone companies that make it easier for potential competitors to compete. The IUB may revoke this exemption, however, if it finds that a request by a potential competitor for interconnection with Breda's, Prairie Telephone's or Westside Independent's networks is not unduly economically burdensome, is not technically unfeasible, and would not affect the provisions of universal service.

     Breda, Prairie Telephone and Westside Independent are also subject to regulation by the Federal Communications Commission. Some of the material areas of regulation by those authorities include the following:

          o The FCC regulates the amount of access charges that can be charged by Breda, Prairie Telephone and Westside Independent for interstate long distance calls.

          o The FCC must approve of any expansion in the telephone service areas currently served by Breda, Prairie Telephone and Westside Independent. Although they do not anticipate any material difficulties in the event of any proposed expansion, there is no guarantee that any future proposed expansion in the service areas of Breda, Prairie Telephone or Westside Independent will be approved.

          o The FCC regulates the amount of universal services funding that will be received by Breda, Prairie Telephone and Westside Independent.

     The regulation of access charges is an area of particular concern to Breda, Prairie Telephone and Westside Independent because they derive a substantial amount of their overall revenues from access charges. They receive access charges from long distance carriers (sometimes referred to in the industry as "inter-exchange carriers" or "IXCs") for providing intrastate and interstate exchange services to those long distance carriers. In more basic terms, they receive access charges for originating and terminating long distance calls made by their subscribers. The amount of access charges that can be charged for interstate long distance calls is determined by rates established by the FCC. The FCC can change those rates at any time, and recent changes have lowered access rates. Since access charges constitute a substantial portion of Breda's, Prairie Telephone's and Westside Independent's total revenues, this is an area of material risk to them.

     Breda, Prairie Telephone and Westside Independent each have agreements with Iowa Network Services. Under those agreements, Iowa Network Services provides Breda, Prairie Telephone and Westside Independent with the lines and services necessary for them to provide their subscribers with, among other things, caller ID services and what is sometimes referred to in the industry as "centralized equal access." As a practical matter, that access is what allows their subscribers to choose long distance carriers, which right is required to be given to subscribers by law. Breda's, Prairie Telephone's and Westside Independent's telephone systems are tied into Iowa Network Services' fiber optic network and switches. Although it is not anticipated to occur, if their agreements with Iowa Network Services were terminated, it would be difficult for them to find a replacement for Iowa Network Services, and it would be costly for them to internalize all of those services. Prairie Telephone and Westside Independent are each shareholders of Iowa Network Services.

     Telephone services providers like Breda, Prairie Telephone and Westside Independent are subject to competition from other providers. As a result of the Telecommunications Act of 1996, telephone companies are no longer afforded exclusive franchise service areas. Under that Act, competitors can now offer telephone services to Breda's, Prairie Telephone's and Westside Independent's subscribers, and also request access to their lines and network facilities. The Act contemplates that various regulations will be promulgated to implement various parts of the Act, such as regulations setting out the procedures and methods for implementing and promoting competition in the telephone industry, and standards for wholesale pricing, interconnection rates and for local network rates. Those regulations had not been finalized at the time of this registration statement, and some legal and court actions have been taken by other regulators and others in the industry challenging some aspects of the proposed regulations and procedures. Until those regulations are finalized, it is not possible to predict how the Telecommunications Act of 1996 may affect Breda, Prairie Telephone, Westside Independent and their telephone businesses. The regulations could, however, have a material adverse effect, and the Act does open up Breda, Prairie Telephone and Westside Independent to competition that they were not subject to in the past.

     Although competition is permitted, Breda, Prairie Telephone and Westside Independent currently do not have direct competition in providing basic local telephone service in their existing service areas. They do, however, experience competition in providing access services and other services to long distance carriers. For example, they experience competition in providing access services for long distance when their subscribers use private line transport, switched voice and data services, microwave, or cellular service. In those cases, the subscriber is not using their networks or switches, so they cannot charge access charges to the long distance carrier. They also experience competition in providing billing and collection services to long distance carriers. The competition is from third parties who provide similar services. The long distance carriers are also starting to provide their own billing and collection services, rather than contracting for those services with others like Breda, Prairie Telephone and Westside Independent. Directory advertising is also subject to competition because they can no longer require exclusive listings in their phone books due to the adoption of the Telecommunications Act of 1996.

     Cable Services.
     ---------------
     Tele-Services owns and operates the cable television systems in the following sixteen Iowa towns:

          o    Auburn         o    Grand Junction      o    Oakland

          o    Bayard         o    Hamburg             o    Riverton

          o    Breda          o    Lohrville           o    Sidney

          o    Churdan        o    Malvern             o    Tabor

          o    Farragut       o    Neola               o    Thurman

                                                       o    Treynor

     Tele-Services also owns and operates the cable television system for the town of Beaverlake, Nebraska.

     Westside Communications owns and operates the cable television system for the towns of Westside, Iowa and Arcadia, Iowa.

     As of March 31, 1999, Tele-Services and Westside Communications were providing cable television services to approximately 3,592 subscribers.

     Tele-Services and Westside Communications derive their principal revenues from monthly fees charged to their cable subscribers for basic and premium cable services provided to those subscribers.

     They provide cable services to each of the towns pursuant to franchises or agreements with each of those towns. Those various franchises or agreements will expire by their terms in the following months:

          o    Arcadia - June, 2009               o    Lohrville - March, 2008

          o    Auburn - January, 2004             o    Malvern - October, 2001

          o    Bayard - May, 2008                 o    Neola - September, 2002

          o    Beaverlake - December, 2008        o    Oakland - July, 2001

          o    Breda - Year-to-Year Basis*        o    Riverton - February, 2013

          o    Churdan - June, 2008               o    Sidney - February, 2005

          o    Farragut - January, 2009           o    Tabor - September, 2001

          o    Grand Junction - May, 2008         o    Thurman - February, 2013

          o    Hamburg - Year-to-Year Basis*      o    Treynor - October, 2022

                                                  o    Westside - June, 2009

          * These agreements are in the process of being renewed and are currently continued on a year-to-year basis.

     Tele-Services and Westside Communications do not anticipate that any of their franchises or agreements will be terminated before the above normal expiration dates. They also hope to be able to renew or extend their franchises or agreements before they expire, but no assurance can be given that any franchises or agreements can or will be renewed.

     The termination of a franchise or agreement would allow that town to deny Tele-Services or Westside Communications, as the case may be, access to its cables for maintenance and services purposes. This would create difficulties for them in properly serving their subscribers, and, in general, providing cable services to that town.

     The franchises or agreements with the towns require the giving of notice to the towns before Tele-Services or Westside Communications can change their cable services rates, and some of those franchises or agreements may require the approval of the town for any increases in those rates. Although Tele-Services and Westside Communications do not anticipate any material difficulties with any future proposed rate increases, there can be no guarantee that future proposed increases can be implemented in all of the towns.

     Although cable services providers like Tele-Services and Westside Communications are subject to competition from other providers, they currently do not have direct competition from other cable providers in the towns they now service. There is, however, competition in other forms. For example, they experience strong competition from wireless and satellite dish providers. Various other competitors and forms of competition are also likely to arise in the future as technological advances occur in the telecommunications and cable industries.

     Tele-Services and Westside Communications are regulated by the FCC. The rules and regulations of the FCC primarily relate to general operational and technical issues, and they do not affect rates or expansions of service areas. As discussed above, Tele-Services' and Westside Communication's cable services are also regulated in the sense that those services are provided pursuant to franchises or agreements with each of the towns they now provide services in.

     Miscellaneous Businesses.

     Breda and some of its subsidiaries are also engaged in other miscellaneous businesses.

     For example, Breda, Prairie Telephone and Westside Independent also provide internet access through their telephone lines to subscribers desiring that access. They were providing internet access to approximately 365 subscribers as of March 31, 1999. Internet access is also provided by BTC, Inc. in some areas which are outside of the telephone exchange areas currently served by Breda, Prairie Telephone and Westside Independent. The area served by BTC is currently limited to Carroll, Iowa and various communities surrounding Carroll, Iowa. BTC provided internet access to approximately 845 subscribers as of March 31, 1999. BTC is a wholly owned subsidiary of Prairie Telephone. It is an Iowa corporation that was incorporated in 1997.

     BTC was organized primarily to explore the possibility of becoming a competitive local exchange carrier in some Iowa communities which are not served by Breda, Prairie Telephone or Westside Independent. No firm decision has been made as to whether BTC will ever attempt to provide telephone services in the state of Iowa, however, and BTC cannot provide any telephone services in the state of Iowa without first filing satisfactory tariff information with the IUB and the filing and giving of various required notices.

     Pacific Junction Telemarketing Center, Inc. is a wholly-owned subsidiary of Prairie Telephone. Pacific Junction provides general telemarketing services from its offices in Breda, Iowa. Although Pacific Junction can provide telemarketing services to various customers, it currently receives primarily all of its revenues from one customer. Pacific Junction is an Iowa corporation that was incorporated in 1987. It had approximately thirty-five full-time employees as of March 31, 1999. It currently has no collective bargaining or labor agreements with any of its employees.

     Revenues are also generated from sales of cellular phones and related service packages and from investments in other entities providing cellular phone services or which invest in other cellular phone ventures. For example, investments have been made by Prairie Telephone in RSA #1, Ltd. and RSA #7, Ltd., and by Breda in RSA #8, Ltd. and RSA #9, Ltd. Westside Independent also has an investment in RSA #8, Ltd. All of those entities are Iowa limited partnerships which provide cellular telephone services in rural areas in central and south central Iowa. An investment has also been made by Prairie Telephone in Central Iowa Cellular, Inc., which is an Iowa corporation. Central Iowa Cellular, Inc. is an investor in the Des Moines, Iowa metropolitan cellular telephone service area.

     Breda  and  its   subsidiaries   also  have  various  other   miscellaneous
     investments. Those investments are described in the financial statements included with this registration statement.

     Employees.
     ----------
     As of March 31, 1999, Breda had 22 full time employees. Breda employs all of those employees, but those employees also provide the labor and services for Prairie Telephone, Westside Independent, Tele-Services, BTC and Westside Communications. The salaries and other costs and expenses of the employees are allocated among Breda and its subsidiaries based on time sheet allocations. There currently are not any collective bargaining or other labor agreements with any of Breda's employees, and only two of Breda's employees have written employment agreements. Those employment agreements are with the manager and the co-manager of Breda.

     Breda also utilizes part-time employees on an as needed basis.

     Acquisitions.
     -------------
     As indicated above, Breda acquired all of the issued and outstanding stock of Westside Independent on June 1, 1998. Westside Independent was serving approximately 342 telephone numbers and related access lines at that time. The total purchase price paid by Breda was $2,010,038. Westside Independent also redeemed some of its shares of outstanding stock as part of the transaction. The aggregate redemption price paid by Westside Independent for those shares was $918,875.17. The purchase price (excluding the redemption amount paid by Westside Independent) exceeded the fair value of the net assets of Westside Independent, as shown on Westside Independent's financial statements, by $1,178,472. The excess was recorded as goodwill and is being amortized on a straight line basis over a period of fifteen years. As discussed above, Westside Independent provides telephone services to subscribers in Westside, Iowa and its surrounding rural areas.

     In a related transaction, Tele-Services acquired all of the issued and outstanding stock of Westside Communications, Inc. on June 1, 1998. Westside Communications, Inc. owned and operated the cable television systems in Westside, Iowa, and Arcadia, Iowa. The number of subscribers for cable television services in those towns at that time was approximately
     297. The total cost of the acquisition was $254,289, which exceeded the fair value of the net assets of Westside Communications, Inc., as shown on its financial statements, by $157,611. The excess was recorded as goodwill and is being amortized on a straight line basis over a period of fifteen years.

     On October 31, 1998, Tele-Services purchased the Auburn, Iowa cable television system from NewPath Communications, L.C. The number of cable subscribers in Auburn, Iowa at that time was approximately 91. The purchase price was $64,610. Tele-Services also assumed the obligations and liabilities of NewPath Communications, L.C. which were to arise after the closing:

          o under its franchise with the city of Auburn and under certain leases; and

          o for the performance and delivery of services to subscribers to the cable system.

     Each of the above transactions was treated as a business combination accounted for as a purchase.

     Sale of Direct Broadcast Satellite Division.
     --------------------------------------------
     On January 11, 1999, Breda sold substantially all of its assets comprising its direct broadcast satellite division. The purchase price received by Breda was $8,274,689. The sale resulted in a pre-tax gain of $7,436,415, which was included in Breda's operations during the first quarter of 1999. The buyer also assumed:

          o Breda's obligations to its direct broadcast satellite services subscribers for refundable deposits and advance payments made by those subscribers; and

          o Breda's obligations otherwise arising after the closing date of the sale under Breda's various licenses and contracts related to its direct broadcast satellite business and assets.

     Breda also executed a noncompetition agreement as part of the transaction.

     Breda's direct broadcast satellite division included its licenses to provide direct broadcast satellite services in five Iowa counties and four counties in Nebraska. At the time of the sale, Breda was providing direct broadcast satellite services to approximately 4048 subscribers.

Item 2. Management's Discussion and Analysis or Plan of Operation.
        ----------------------------------------------------------
     This item and other items in this registration statement may contain certain forward looking statements that involve and are subject to various risks, uncertainties and assumptions. Forward looking statements include, but are not limited to, statements with respect to anticipated future trends in revenues and net income, projections concerning operations and cash flow, growth and acquisition opportunities, management's plans and intentions for the future, and other similar forecasts and statements of expectation. Words such as "expects," "estimates," "plans," "anticipates," "contemplates," "predicts," "intends," "believes," "seeks," "should" and other similar expressions or variations thereof are intended to identify forward looking statements. Forward looking statements made by Breda and its management are based on estimates, projections, beliefs and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Breda disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

     Actual future performance, outcomes and results may differ materially from those expressed in forward looking statements as a result of a number of risks, uncertainties and assumptions. The risks, uncertainties and assumptions affecting forward looking statements include, but are not limited to:

          o the possible adverse effects to Breda and its subsidiaries which may arise under the regulations which will be promulgated under the Telecommunications Act of 1996, including increased competition;

          o adverse changes by the FCC in the rates of the access charges that can be charged by Breda and its subsidiaries to long distance carriers;

          o technological advances in the telecommunications and cable industries which may replace or otherwise adversely affect in a material way the existing technologies utilized by Breda and its subsidiaries;

          o potential adverse effects resulting from Year 2000 compliance issues;

          o    general industry and economic conditions;

          o    changes in or further governmental regulations and policies; and

          o    continued availability of financing.

     The discussions of Breda's financial condition and results of operations should also be read in conjunction with the financial statements and related notes included in Part F/S of this registration statement.

     Overview.
     ---------
     Breda's primary source of revenues on a consolidated basis with its subsidiaries is from the telephone services provided by Breda, Prairie Telephone and Westside Independent. The operating revenues from their telephone services are primarily derived from the following types of fees and charges:

          o    Flat  monthly  fees  charged  to  subscribers   for  basic  local
               telephone services.

               As of April, 1999, those fees varied from approximately $11.50 to $35.00 per month. The monthly fee is higher for subscribers who elect to have additional services and features, such as custom features.

          o Access charges payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers. Access charges may be at a flat, fixed rate or may depend upon usage. As discussed above in Item 1 of this registration statement, access rates are subject to regulation by the FCC. Recent changes in those regulations have led to a reduction in access rates. Access revenues have still been increasing in recent years, but Breda believes that increase is attributable to increased numbers of subscribers, increased calling patterns and technological advances. Access charges constitute a substantial part of Breda's, Prairie Telephone's and Westside Independent's revenues, and a material risk to them arises from the regulation of access charges rates by the FCC.

          o    Revenue  from the sale and lease of customer  premises  telephone
               equipment  and  other  similar  items  and  other   miscellaneous
               customer services, such as custom calling services.

          o Fees from long distance providers for billing and collecting services for long distance calls made by subscribers. Breda, Prairie Telephone and Westside Independent are experiencing increased competition in this area. As discussed in Item 1 above, their competitors include other third parties providing these services, and competition from the long distance providers themselves since some providers have determined to handle their own billing and collection.

     Breda, Prairie Telephone, Westside Independent and BTC each generate revenues from providing internet access and from sales and leases of other equipment and facilities for private line data transmission, such as local area networks, virtual private networks and wide area networks.

     Breda's other primary source of revenue on a consolidated basis with its subsidiaries is generated from Tele-Services' and Westside Communication's cable television businesses. Their operating revenues arise primarily from monthly fees for basic and premium cable services provided to their cable subscribers.

     Other revenues arise from the telemarketing activities of Pacific Junction and investments in various cellular limited partnerships and cellular corporations. Those sources of revenue are briefly discussed above in Item 1 of this registration statement. Other miscellaneous sources of revenue are also discussed in the financial statements found at Part F/S of this registration statement.

     The following table reflects, on a consolidated basis for Breda and its subsidiaries, the percentage of revenue derived from Breda's and its subsidiaries' various businesses and investments as of the close of the past three years:

                                               1998          1997          1996
                                               ----          ----          ----

         Local Network(1)                      12.2%         11.3%         12.3%
         Network Access(2)                     75.8%         75.2%         81.5%
         Billing and Collection(3)              3.1%          5.4%          4.5%
         Cable and Other Non-
           regulated Revenues,
           Net of Expenses(4)                   7.9%          7.1%           .9%
         Miscellaneous(5)                       1.0%          1.0%           .8%
                                               ----          ----          ----

            Total                               100%          100%          100%

          (1) Includes flat monthly fees charged to subscribers by Breda, Prairie Telephone and Westside Independent for basic local telephone services.

          (2) Includes access charges payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers.

          (3) Includes fees from long distance providers for billing and collection services for long distance calls made by subscribers.

          (4) Includes monthly fees charged for basic and premium cable services, internet access and cellular services.

          (5)  Includes advertising fees.

     Year ended December 31, 1998 compared to year ended December 31, 1997.
     ----------------------------------------------------------------------
     Breda's financial statements and information are prepared and presented on a consolidated basis, and include Breda; Westside Independent; Tele-Services; Prairie Telephone; Prairie Telephone's two wholly-owned subsidiaries, Pacific Junction and BTC; and Tele-Services' wholly owned subsidiary, Westside Communications.

     Breda's operating revenues, on a consolidated basis with its subsidiaries, was $2,998,767 for the 1998 fiscal year, which surpassed Breda's operating revenues for the 1997 fiscal year by $150,527, or 5.3%. Revenue from local network services increased in 1998 by $51,744, or 14.9%, due mainly to an increase in telephone subscribers through the acquisition of Westside Independent in June of 1998. Revenue from access charges increased in 1998 by $161,051, or 7.1%, due to continued growth of interstate and intrastate access minutes of use and additional telephone subscribers acquired through the acquisition of Westside Independent in June of 1998. Revenues from billing and collection services decreased in 1998 by $63,027, or 38.5%. The decrease arose primarily from certain long distance carriers taking back the billing and collection function and from the fact that revenues from billing and collection services in 1997 included a one time fee of $49,500. Revenues from Tele-Services and Westside Communications cable operations and other nonregulated revenues increased in 1998 by $38,746, or 17.8%.

     Operating expenses increased in 1998 by $281,225, or 16.8%. Plant operations and expenses increased in 1998 by $137,653, or 81.0%. This increase was attributable primarily to higher maintenance expenses, additional payroll and benefits, and the increased use of consultants (mainly engineers) providing facility expertise. Depreciation increased in 1998 by $22,381, or 5.6%, due to increases in property, plant and equipment. Amortization increased in 1998 by $45,848, or 155.1%, due to the recording of goodwill associated with the acquisitions during 1998 and the related write-offs. General and administrative expenses increased in 1998 by $217,765, or 42.2%, due primarily to increased use of attorneys and consultants in negotiating and completing the acquisitions that occurred during 1998 and the disposition of Breda's direct broadcast satellite division in January of 1999. Additional employees were hired in 1998 in an attempt to enhance the internal management group, which also added to the increase in general and administrative expenses.

     Other income increased in 1998 by $38,746, or 7.8%. Included in this amount was an increase in interest income of $90,862, or 101.1%. Interest expense also increased in 1998, however, by $113,330, or 40.1%, due to the refinancing of all of Breda's and some of its subsidiaries' debt as well as the incurrence of an additional outstanding debt at December 31, 1998. The latter debt was assumed in order to facilitate the acquisitions completed in 1998.

     Over all, operating income decreased in 1998 by $130,698, or 11.1%, and total earnings decreased by 18.5%. Total operating and non-operating income taxes deceased $68,672, or 10.1%, in 1998. This decease is due to the increase in operating expenses and the overall decrease in net income.

     First Quarter of 1999 Compared to First Quarter of 1998.
     --------------------------------------------------------
     There was a decrease in total operating revenues in the first quarter of 1999, as compared to the first quarter of 1998, in the amount of $59,445, or 7.8%. The decrease was due primarily to a decline in access revenues as a result of a change in the rules of the FCC. The decrease was partially offset, however, by an increase in local service revenues of $15,872, or 16.1%. This increase was due mainly to an increase in the number of telephone subscribers because of the acquisition of Westside Independent in June of 1998.

     There was an increase in total operating expenses in the first quarter of 1999, as compared to the first quarter of 1998, of $77,814, or 17.1%. The increased expenses were due primarily to the acquisition and sale activities in 1998 and the first quarter of 1999. The acquisitions brought increases in maintenance and depreciation costs, as well as amortization expenses resulting from goodwill write-offs. General administrative expenses increased in the first quarter of 1999, as compared to the first quarter of 1998, by $58,081, or 33.8%. This increase was due primarily to the increased use of attorneys and other consultants in connection with the acquisitions and sales in 1998 and 1999, and to the additional employees hired in 1998 to enhance the internal management group.

     Other income and expenses increased by $4,595,889 in the first quarter of 1999. The most significant part of this increase was the gain on the sale of Breda's direct broadcast satellite division of $7,436,415, before taxes. Other increases included interest income of $82,005, and increased revenue from cable and other non-regulated revenues of $59,980.

     Interest expense increased in the first quarter of 1999 over the comparable period in 1998 by $36,416, or 51.7%. The increase was due primarily to the increase in outstanding debt incurred in connection with the 1998 acquisitions.

     Overall, operating income decreased in the first quarter of 1999 by $137,259, or 45%, while net income increased $4,422,214. The increase in net income is mostly attributable to the gain on the sale of Breda's direct broadcast satellite division.

     Liquidity and Capital Resources.
     --------------------------------
     Breda's net working capital was a negative $425,522 as of the close of December, 1998. This represents a decrease of $448,561 in net working capital from year-end 1997. The negative net working capital at year-end 1998 was due primarily to timing on the movement of cash. A $750,000 line of credit advance was taken from the Rural Telephone Finance Cooperative in December of 1998, and paid back on January 12, 1999.

     Other contributing factors in the net worth change between 1998 and 1997 included increased current debt payments brought about by borrowing funds from the Rural Telephone Finance Cooperative for the purchase of Westside Independent and Westside Communications, Inc. in June of 1998.

     A final, balloon payment of $79,382 is due in October of 1999 under the real estate contract entered into by Tele-Services for the building utilized by Breda and Prairie Telephone as their office and headquarters.

     The sale of Breda's direct broadcast satellite division in January of 1999 generated $8,200,000, before taxes.

     Breda and its subsidiaries operate in capital-intensive industries. Their primary source of working capital continues to be revenues from operating activities. The sale of Breda's direct broadcast satellite division in January of 1999, however, also provided a significant source of working capital and funding for potential future expansions.

     Breda and its subsidiaries have and will continue to incur capital expenditures in connection with their two-year project of upgrading their telephone equipment for Year 2000 compliance and related FCC requirements. Breda estimates that this project will cost over $2,000,000 when completed. Plans are also underway to upgrade Breda's and its subsidiaries' computer systems to address potential Year 2000 issues. Breda estimates that the costs of these upgrades could run as high as $250,000. Based on current information, however, Breda does not anticipate that Year 2000 issues will have a material adverse effect on Breda, its subsidiaries or their consolidated financial position, results of operations or cash flows because it believes that its and its subsidiaries' equipment, software and other internal computer systems, and those of the third parties with which they have material dealings, will achieve Year 2000 compliance before Year 2000 issues will begin to potentially have an adverse effect. There can be no assurance, however, that Breda's or its subsidiaries' Year 2000 remediation efforts, or those of any third parties with which they may deal, will be properly and timely completed. The failure to do so could have a material adverse effect on Breda and its subsidiaries.

     Breda's primary capital investment activity will currently continue to be additions to property, plant and equipment. For example, Breda continues to make investments in state-of-the-art technology in order to try to offer subscribers the best possible service. Capital expenditures for 1999 are expected to be over $1,061,000.

     Breda believes that the funds from the sale of its direct broadcast satellite division, along with its anticipated normal operating revenues, will generate sufficient working capital for Breda and its subsidiaries to meet their current operating needs and maintain historical fixed asset addition levels.

     Breda also plans to continue to consider and pursue future opportunities which it believes will diversify and strengthen its consolidated operations. For example, Breda is presently evaluating the acquisition of additional telephone lines as they become available by the industry repositioning of companies such as GTE and US West. As another example, in 1998 Breda purchased one unit in Telephone Acquisition Group, L.L.C. Telephone Acquisition Group, L.L.C. was formed by several independent telephone companies in order to bid on GTE properties. Breda also has an interest in Alpine Communications, L.C., which was also formed by several independent telephone companies. Alpine Communications, L.C. has purchased former U.S. West telephone properties in Iowa. Breda also plans to continue to consider and pursue investments in other entities that may advance its goal of diversifying and strengthening its consolidated operations. Some of

     Breda's other existing investments are discussed in the notes to the financial statements included at Part F/S of this registration statement.

Item 3. Description of Property.
        ------------------------
     Breda and some of its subsidiaries own or lease various real estate. The following paragraphs briefly describe that real estate and how the real estate is currently used.

     Breda owns or leases the following real estate:

          o Breda's corporate offices are located at Highway 217 East, Breda, Iowa. The real estate and building are leased by Breda and Prairie Telephone from Tele-Services. The aggregate monthly rental payable by both Breda and Prairie Telephone under the lease is $1,000. They also pay utilities and insurance. The lease has a one year term, and automatically renews for additional one year terms. The building has approximately 4,560 square feet. Breda and Prairie Telephone utilize the entire building.

          o Breda owns certain real estate and a warehouse which is also located at Highway 217 East, Breda, Iowa. The warehouse has approximately 6,720 square feet, and is used primarily for storage of inventory and various equipment (trucks, generators, trailers, plows, etc.).

          o Breda owns certain real estate and a building located just east of Breda, Iowa. The building houses equipment used to switch, record and transmit telephone calls. This type of equipment is sometimes referred to in the industry as "central office equipment." The equipment is used in providing telephone services to Breda and the surrounding rural area. The building has approximately 960 square feet.

          o Breda owns the real estate and building located at 109 West Second Street, Lidderdale, Iowa. The building houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Lidderdale and the surrounding rural area. The building has approximately 600 square feet.

          o Breda owns the real estate and building located at 310 Main Street, Macedonia, Iowa. The building houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Macedonia and the surrounding rural area. The building has approximately 600 square feet.

     Prairie Telephone owns or leases the following real estate:

          o Prairie Telephone's corporate offices are located at Highway 217 East, Breda, Iowa. The real estate and building are leased by Prairie Telephone and Breda from Tele-Services, as described above.

          o Prairie Telephone owns the real estate and building located at 508 Dupont Street, Farragut, Iowa. The building houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Farragut and the surrounding rural area. The building has approximately 2,400 square feet.

          o Prairie Telephone owns a warehouse which is also located at 508 Dupont Street, Farragut, Iowa. The warehouse has approximately 2,600 square feet, and is used for storage of inventory and equipment (trucks, generators, trailers, plans, etc.).

          o Prairie Telephone owns the real estate and building located at 707 Phillips Street, Farragut, Iowa. The building was formerly used to house equipment used in providing telephone services, but is currently vacant.

          o Prairie Telephone owns the real estate and building located at 804 Washington Avenue, Pacific Junction, Iowa. The building houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Pacific Junction and the surrounding rural area. The building has approximately 2,000 square feet.

          o Prairie Telephone owns the real estate and building located at 600 Washington Street, Pacific Junction, Iowa. The building was formerly used to house equipment used in providing telephone services, but is currently vacant.

          o Prairie Telephone owns the real estate and building located at 226 Main, Yale, Iowa. The building houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Yale and the surrounding rural area. The building has approximately 1,125 square feet.

     Pacific Junction's (Prairie Telephone's wholly-owned subsidiary) offices are located at 120 Main, Breda, Iowa. The real estate and building are leased by Pacific Junction. The aggregate monthly rental payable by Pacific Junction under the lease is $500. Pacific Junction also pays real estate taxes, utilities and all other expenses. The term of the lease runs until March 31, 2001. The building has approximately 1,679 square feet. Pacific Junction utilizes all of the building.

     BTC owns the real estate and building located at 526 N. Carroll Street, Carroll, Iowa. The building houses some equipment used by BTC in providing Internet services, but was acquired and is being held primarily for potential future use by BTC if and when BTC provides any telephone services. The building has approximately 1,804 square feet.

     Westside Independent owns the real estate and building located at 131 South Main Street, Westside, Iowa. The building is used for Westside's corporate offices, and also houses equipment used to switch, record and transmit telephone calls. The equipment is used in providing telephone services to Westside and the surrounding rural area. The building also houses some equipment used by Tele-Services in its cable business. The building has approximately 1,600 square feet.

     Tele-Services owns the following real estate:

          o Tele-Services owns certain real estate and a building located at Highway 217 East, Breda, Iowa. This property serves as the corporate offices of Breda and Prairie Telephone, and is leased to them by Tele-Services. The lease is briefly described above in the description of Breda's properties. The real estate is being purchased by Tele-Services under a real estate contract dated November 18, 1994. The aggregate purchase price payable under the real estate contract is $150,000, and the remaining balance of the purchase price ($79,382) is payable by Tele-Services on October 1, 1999. Upon that payment, Tele- Services is to receive a warranty deed from the sellers.

          o Tele-Services also owns buildings located in sixteen different towns which house some equipment used to receive, descramble and transmit television signals. This type of equipment is sometimes referred to in the industry as "head-end equipment." The buildings each have approximately 150 square feet. The buildings are located on real estate in each of the sixteen towns, which is generally made available to Tele-Services under its franchise agreement with those towns. Some of the real estate is owned by the towns. Tele-Services pays a very nominal consideration for the use of the real estate, and in some cases is not required to pay any consideration. Tele-Services' use of some of the real estate is pursuant to an oral agreement. Tele-Services does not believe it will be difficult or cost prohibitive to obtain other real estate for the buildings or the equipment, if that became necessary for some reason.

     Westside Communications owns buildings located in the two towns in which it provides cable services. Those buildings house head-end equipment. The buildings each have approximately 150 square feet. The buildings are located on real estate in each of those towns, which is made available to Westside Communications under its franchise agreement with those towns. Westside Communications pays a very nominal consideration for the use of the real estate. Westside Communications does not believe it will be difficult or cost prohibitive to obtain other real estate for the buildings or the equipment, if that became necessary for some reason.

     All of the real estate and substantially all of the other assets of Breda, Prairie Telephone and Tele-Services are subject to mortgages and security agreements given by those corporations to the Rural Telephone Finance Cooperative to stand as security and collateral for the loans made by the Rural Telephone Finance Cooperative to Breda, Prairie Telephone and Tele-Services. The loans are also each evidenced by a loan agreement and a secured promissory note. The loan agreements establish lines of credit in the amounts of $2,421,053 and $2,361,153 for Breda, and a line of credit of $1,444,545 for Prairie Telephone, and of $2,040,000 for Tele-Services.

     Tele-Services cannot, however, request any further advances under its loan agreement, and the aggregate principal amount outstanding under Tele-Services' loan agreement and secured promissory note as of March 31, 1999 was $1,128,946.

     The loan agreement given by both Breda and Prairie Telephone was given for the purpose of repaying their existing lines of credit with the Rural Telephone Finance Cooperative and consolidating their other outstanding loans, and the aggregate amount outstanding under that loan agreement as of March 31, 1999 was $2,288,384 for Breda, and $1,400,025 for Prairie Telephone.

     Breda's other loan agreement allowed it to borrow funds for purposes of the purchase of Westside Independent by Breda and the purchase of Westside Communications, Inc. by Tele-Services. The aggregate amount outstanding under that loan agreement as of March 31, 1999 was $2,346,438.

     Breda's mortgages and security agreements also secure a 1993 loan from the Rural Telephone Finance Cooperative in the aggregate principal amount of $722,252. The loan was granted for Breda to finance the purchase of its former direct broadcast satellite division. The aggregate amount outstanding under that loan as of March 31, 1999 was $427,283.

     Prairie Telephone and Breda also have lines of credit available from the Rural Telephone Finance Cooperative in the amounts of, respectively, $250,000 and $750,000. Those lines of credit are subject to renewal on an annual basis, and will currently expire in January of 2000. The lines of credit are also secured by the mortgages and security interests discussed above.

     The Rural Telephone Finance Cooperative required Westside Independent to execute a guaranty of the loan made by the Rural Telephone Finance Cooperative to Breda to finance the purchase of Westside Independent by Breda and the purchase of Westside

     Communications, Inc. by Tele-Services. Westside Independent's guaranty is secured by a mortgage and security agreement which covers its real estate and substantially all of its other assets. Westside Communications also executed that guaranty and the mortgage and security agreement, so its real estate and assets also secure the loan.

     Breda believes that its real estate, buildings and other improvements and the real estate, buildings and other improvements of its subsidiaries are adequate to conduct their business as conducted or proposed to be conducted on the effective date of this registration statement. Breda also believes that its' and its subsidiaries' buildings and improvements have been maintained in good repair and condition, ordinary wear and tear and depreciation excepted.

     Breda, Prairie Telephone and Westside Independent also each own various equipment used to switch, record and transmit telephone calls in the areas serviced by them. BTC also owns certain equipment. This equipment is all housed in buildings owned or leased by them, as discussed above. Breda believes that the normal and ordinary useful life of this type of equipment is approximately 5-12 years. The current equipment was purchased at various times over the period of 1986 to 1998. Breda believes the equipment is now in good operating condition and repair, considering ordinary wear and tear and depreciation. Breda, Prairie Telephone, Westside Independent and BTC also own miscellaneous lines, cables and other equipment used to provide telephone and internet services.

     Tele-Services and Westside Communications own various equipment used to receive, descramble and transmit cable signals, including various electronic receiving equipment and electronic conductors and devices. The equipment is sometimes called "head end" equipment. The equipment is located in various towns as discussed above. Tele-Services and Westside Communications also own other miscellaneous cables and equipment used in their business.

     Breda, Prairie Telephone, Westside Independent, Tele-Services and Westside Communications also hold various easements for their various telephone and cable lines and other property. Some of those easements are on or across real estate of the cities or other governmental authorities whose areas are being served, and others are on or across private property.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
        ---------------------------------------------------------------
     Breda is only authorized to issue common stock.

     The following table sets forth some information on the percentage ownership of Breda's common stock as of March 31, 1999 by:

          o each person known by Breda to be the beneficial owner of more than 5% of Breda's common stock;

          o    each of Breda's directors;

          o    each of Breda's officers;

          o    the person employed by Breda as its manager; and

          o all directors and officers of Breda and the manager of Breda as a group.

                            Security Ownership Table

      Name and Address of
      Beneficial Owner          Number of Shares          Percentage Ownership
      ----------------          ----------------          --------------------

      Dean Schettler                    30                         .08%
      16326 120th St
      Breda, Iowa 51436

      Clifford Neumayer                197*                        .52%
      11846 Ivy Avenue
      Breda, Iowa 51436

      Larry Daniel                       2                        .005%
      15731 Robin Avenue
      Glidden, Iowa 51433

      Dave Hundling                    108                         .29%
      12245 Birch Avenue
      Breda, Iowa 51436

      John Wenck                         6                         .02%
      23909 140th St
      Carroll, Iowa 51401

      Scott Bailey                      20                         .05%
      12424 120th Street
      Breda, Iowa 51436

      Dave Grabner                      54                         .14%
      11098 130th Street
      Breda, Iowa 51436

      Robert Boeckman                  30                          .08%
      23678 150th Street
      Carroll, Iowa 51401

      All directors and officers      447                         1.18%
      and the manager as a group
      (8 persons)

          * One of these shares is held by Kevin Neumayer, and fifteen of these shares are held by Neumayer Farms. Kevin Neumayer is Mr. Neumayer's son and Neumayer Farms is an Iowa partnership in which Mr. Neumayer is one of the partners. Those shares are included because they may be deemed to be beneficially owned by Mr. Neumayer for reporting purposes under this Item.

     To Breda's knowledge, no person is the beneficial owner of more than 5% of Breda's common stock.

Item 5. Directors, Executive Officers, Promoters and Control Persons.
        -------------------------------------------------------------
     The directors and executive officers of Breda are as follows:

              Name                      Age                  Position(s)
              ----                      ---                  -----------

         Dean Schettler                  47                  President and
                                                             Director

         Clifford Neumayer               50                  Vice-President and
                                                             Director

         Larry Daniel                    57                  Secretary and
                                                             Director

         Scott Bailey                    36                  Director and
                                                             Treasurer

         Dave Hundling                   51                  Director

         John Wenck                      60                  Director

         Dave Grabner                    50                  Director

     Dean Schettler has been the President and a director of Breda since April, 1997. His current term as a director will end in April, 2000. He has also held each of those positions with each of Breda's subsidiaries since April, 1997. Mr. Schettler has been employed by Pella Corporation, Pella, Iowa, since August, 1986. He was a moulder technician until August, 1997. Since that time he has been a
     production   coordinator.   Pella   Corporation   is  a  window   and  door
     manufacturer.

     Clifford Neumayer has been the Vice-President and a director of Breda since April, 1996. His current term as a director of Breda will end in April, 2002. He has also held each of those positions with each of Breda's subsidiaries since April, 1996. Mr. Neumayer has been self employed as a farmer since 1970.

     Larry Daniel has been the Secretary and a director of Breda since April, 1995. His current term as a director of Breda will end in April, 2001. He has also held each of those positions with each of Breda's subsidiaries since April, 1995. Mr. Daniel is a self employed farmer, and has been for at least the last five years.

     Scott Bailey has been a director of Breda since April, 1998. His current term as a director of Breda will end in April, 2001. He has also served as a director of each of Breda's subsidiaries since April, 1998. He has been Breda's treasurer, and the treasurer of Breda's subsidiaries since April, 1999. Mr. Bailey was the finance manager of marketing and sales for Pella Corporation, Pella, Iowa, from August, 1993, to September, 1995. He has been a controller for Pella Corporation since September, 1995 to the present. Pella Corporation is a window and door manufacturer.

     Dave Hundling has been a director of Breda since April, 1997. His current term as a director of Breda will end in April, 2000. He has also served as a director of each of Breda's subsidiaries since April, 1997. Mr. Hundling is also a self employed farmer, and has been for at least the last five years.

     John Wenck has been a director of Breda since April, 1997. His current term as a director of Breda will end in April, 2000. He has also served as a director of each of Breda's subsidiaries since April, 1997. Mr. Wenck is currently self employed as a farmer. He was also previously employed by the United Parcel Service as a delivery driver.

     Dave Grabner has been a director of Breda since April, 1999. His current term as a director of Breda will end in April, 2002. He has also served as a director of each of Breda's subsidiaries since April, 1999. Mr. Grabner is currently self employed as an electrician, and has been for at least the last five years. He was also previously self-employed as a farmer.

     The number of directors for Breda will currently be between five and nine directors, with the exact number to be determined by the board of directors. Each of Breda's directors is elected to a three year term and until his or her successor is elected. The terms of the directors of Breda are staggered, so that approximately one-third of the directors are elected each year. Each director of Breda must also be a shareholder of Breda, and a director shall automatically cease to be a director if he or she sells or transfers all of his or her common stock in Breda.

     The officers of Breda are appointed annually by the board of directors at its annual meeting, and hold office until the next annual meeting of the board of directors and until their successor is chosen. Officers may also be removed by the board of directors at any time, with or without cause. Each officer must also be a director of Breda.

     Breda believes that two of its employees are and will continue to make a significant contribution to its business. Those employees are as follows:

                   Name                 Age                       Position
                   ----                 ---                       --------

          Robert J. Boeckman            38                        Manager

          Jane A. Morlok                45                        Co-Manager

     Both Mr. Boeckman and Ms. Morlok are employed pursuant to employment agreements with Breda. Those employment agreements are discussed in Item 6 below.

     Mr. Boeckman has been employed by Breda in various capacities since May, 1982. Prior to January, 1995, he was Breda's assistant manager. He has been the manager since January, 1995, and he was also given the title of chief operating officer in March, 1998.

     Ms. Morlok has been the co-manager of Breda since March 30, 1998. Ms. Morlok was the assistant administrator/CFO of Manning Regional Healthcare Center in Manning, Iowa from July of 1987 until March 20, 1998. Her responsibilities in that position included budgeting, reimbursement and rate setting for the hospital and nursing home run by the Manning Regional Healthcare Center, as well as daily general ledger operations and IRS filings. She also provided similar services to several other affiliated corporations.

Item 6. Executive Compensation.
        -----------------------
     Summary Compensation Table.
     ---------------------------
     The following summary compensation table shows the compensation paid by Breda to its manager in the 1996, 1997 and 1998 fiscal years:

                           Summary Compensation Table

         Name and                                                       Other Annual          All Other
         Position               Year        Salary(1)       Bonus      Compensation(2)      Compensation(3)
         --------               ----        ---------       -----      ---------------      ---------------
     Robert J. Boeckman,        1996        $64,701        $ 2,000        $ 1,894              $12,631
       Manager                  1997        $67,142        $ 2,000        $ 3,015              $13,157
                                1998        $70,700        $ 2,000        $ 4,737              $13,951


          (1) This amount includes a contribution by Mr. Boeckman of 3% of his annual gross salary pursuant to Breda's defined benefit retirement and security program, which is sponsored by the National Telephone Cooperative Association. As a condition of participation in that program, Mr. Boeckman must contribute a minimum of 3% of his annual gross salary. See also the "All Other Compensation" column above.

          (2) This amount includes payments to Mr. Boeckman by Breda from a fund established by Breda based upon sales of cell phones. The fund is allocated equally among the employees employed at Breda's and Westside Independent's offices. All employees share in the fund even if they are not involved in the sale of cell phones. Mr. Boeckman is not involved in those sales. The amount also includes a yearly clothing allowance and the estimated yearly value of services provided to Mr. Boeckman by Breda or its subsidiaries at no cost. Those services are local telephone service, basic cable services, internet service, and cellular phone services.

          (3) This amount represents contributions by Breda on behalf of Mr. Boeckman to Breda's defined benefit retirement and security program, which is sponsored by the National Telephone Cooperative Association. The program requires Breda to contribute an amount equal to 8.6% of Mr. Boeckman's annual gross salary. See also footnote 1 above regarding Mr. Boeckman's contributions to the program. This amount also includes a long term disability contribution of 1.02% of salary and employer-paid premiums on health, life and accidental death and dismemberment insurance.

     Dean Schettler is the president of Breda. No information is provided for Mr. Schettler in the summary compensation table because he does not receive compensation in his capacity as the president of Breda. Mr. Schettler does receive compensation for his services as a director of Breda. The compensation payable to directors is discussed below.

     No officer's or employee's total annual salary, bonus and other annual compensation exceeded $100,000 during any of the 1996, 1997 or 1998 fiscal years.

     Director Compensation.
     ----------------------
     All of Breda's directors currently receive $100 for each regular, special and conference call meeting of the board of directors. The vice-president, secretary and treasurer of Breda also currently receive an additional $25 for each regular, special and conference call meeting of the board of directors, and the president of Breda receives an additional $50 per meeting. Those payments are made to those individuals in their capacities as directors, and are based upon their additional duties at the meetings of the board of directors. Breda's directors received the same amounts in 1998, except that the vice-president of Breda did not receive an additional $25 per meeting in 1998.

     All of Breda's directors currently receive $125 per day for all day meetings of the board of directors, and for each outside meeting of the board of directors lasting over three hours. The directors receive one-half of their regular meeting rate for each outside meeting of the board of directors which lasts less than three hours. The directors received $125 per day for all day meetings of the board of directors in 1998. Examples of outside meetings include conventions and city council meetings.

     Breda's directors are also reimbursed for mileage and for any expenses paid by them on account of attendance at any meeting of the board of directors or other meetings attended by them in their capacity as a director of Breda.

     Directors may also receive internet services from Breda or its subsidiaries at no cost. The current estimated yearly value of internet services is $315. They were also entitled to receive internet services in 1998.

     Employment Agreements.
     ----------------------
     Breda has entered into employment agreements with Robert Boeckman, Breda's manager, and with Jane Morlok, Breda's co-manager.

     Mr. Boeckman. Mr. Boeckman is responsible for the day-to-day operations of Breda under his employment agreement. The term of the employment agreement will currently end on December 31, 2001. The employment agreement will automatically extend for successive one year periods, however, unless Breda or Mr. Boeckman provides the other with written notice prior to April 1 in any year of their desire to terminate the employment agreement at the end of that year. Breda may also terminate the employment agreement for any reason, including a breach or default by Mr. Boeckman, by giving Mr. Boeckman at least ninety days notice of his last day of employment with Breda.

     Mr. Boeckman's salary is increased under the employment agreement effective January 1 of each year to an amount equal to the previous year's salary, plus 3 1/2% of the previous year's salary, and the additional amount determined by multiplying the previous year's salary by the percentage increase as shown in the U.S. Department of Labor cost of living index for the previous year. In other words, Mr. Boeckman's yearly salary is increased by 3 1/2% percent plus a cost of living increase based on any increase in the U.S. Department of Labor's cost of living index.

     If Mr. Boeckman becomes totally disabled, he will continue to receive his then current salary until benefits under Breda's disability program become payable to him.

     If he dies while employed, Mr. Boeckman's estate or other designated beneficiary will receive his salary up to the date of death, and an additional six months of salary at the rate at the time of death and the salary equivalent of all accrued unused vacation time at the date of death.

     If Breda terminates Mr. Boeckman's employment without cause, Mr. Boeckman will receive a payment from Breda of an amount equal to the remaining salary that would have been paid to him up to the then expiration date of the employment agreement.

     Mr. Boeckman may terminate his employment with Breda if there is a change in the majority ownership of Breda. In that event, Mr. Boeckman will be entitled to receive a payment from Breda of an amount equal to the remaining salary that would have been paid to him up to the then expiration date of the employment agreement.

     Mr. Boeckman is also reimbursed by Breda under the employment agreement for all necessary and reasonable expenses incurred by him in performing services for Breda.

     Mr. Boeckman is also entitled to the same benefits and under the same conditions as are available to other full time employees of Breda. Some of those benefits include life insurance and disability insurance, and participation in Breda's defined benefit retirement and security program. Breda contributes an amount equal to 8.6% of Mr. Boeckman's annual gross salary under that program.

     Mr. Boeckman may also receive an annual bonus in the discretion of Breda's board of directors. He received a $2,000 bonus in each of 1996, 1997 and 1998.

     Ms. Morlok. Ms. Morlok is employed as Breda's co-manager under her employment agreement. The term of the employment agreement will end on March 30, 2000. Breda may terminate Ms. Morlok's employment before that time for any reason by giving her thirty days prior written notice, but in that case, Breda must pay Ms. Morlok an amount equal to the remaining salary that would have been paid to her through March 30, 2000, the normal termination date of the employment agreement. Breda may also terminate the employment agreement on five days prior written notice if the termination is for cause. The employment agreement will also terminate thirteen weeks after Ms. Morlok is determined to be totally disabled.

     Ms. Morlok's annual salary under the employment agreement is $55,000. Her salary is reviewed every six months.

     She also receives various other benefits under the employment agreement, such as three weeks paid vacation per year; health, disability and life insurance; a death benefit; participation in Breda's defined benefit retirement and security program; a clothing allowance; and free local telephone and basic cable services.

     Breda does not have any written employment agreements with any officers or any other employees.

     Item 7. Certain Relationships and Related Transactions.
             -----------------------------------------------
     Breda has not been a party to any transaction during the last two years, or proposed transaction, of the type required to be disclosed under this Item. The transactions to which this Item applies are transactions involving Breda or any of its subsidiaries and in which any of the following types of persons has a direct or indirect material interest:

          o    directors or officers of Breda,

          o    nominees for election as a director of Breda,

          o    any beneficial owner of more than 5% of Breda's common stock, or

          o any member of the immediate family of any person referred to above.

Item 8. Description of Securities.
        --------------------------
     Breda is authorized to issue 5,000,000 shares of common stock. The common stock has no par value. As of March 31, 1999, there were 37,722 shares of common stock issued and outstanding, which were held by 658 different shareholders.

     The common stock can only be issued to:

          o residents of the telephone exchange area served by Breda who subscribe to Breda's telephone services, and

          o entities which have their principal place of business in the telephone exchange area served by Breda and which subscribe to Breda's telephone services.

     Residents of Macedonia, Iowa and the surrounding rural area cannot, however, acquire any shares of common stock of Breda even if they are receiving telephone services from Breda. Subscribers to any services from any of Breda's subsidiaries cannot buy common stock of Breda.

     Since approximately January 1, 1996, no person has been allowed to purchase more than thirty shares of common stock from Breda. A shareholder can own more than thirty shares, subject to the 1% limitation discussed in the following paragraph, but only thirty shares can be acquired through issuance of the shares by Breda.

     No shareholder may own more than 1% of the total issued and outstanding common stock of Breda, unless:

          o the shareholder already exceeded that percentage on February 28, 1995, or

          o the shareholder goes over 1% as a result of Breda redeeming shares of its common stock from other shareholders.

     In either of those cases, the shareholder may not increase the percentage of shares owned by the shareholder. If a shareholder owns 5% or more of the ownership interests of an entity which owns shares of Breda's common stock, the shares of Breda's common stock held by that entity and by the shareholder will be added together for determining whether the 1% limitation is exceeded.

     There can only be one shareholder for each telephone number served by Breda. There can also only be one shareholder for each household receiving telephone services from Breda, even if the household has more than one telephone number.

     Shareholders do not have any preemptive or other rights to acquire any shares which are issued by Breda. No shares of common stock are convertible into any other securities.

     There are no outstanding warrants, options or other rights to purchase shares of common stock of Breda, and there are no outstanding securities of Breda which are convertible into common stock of Breda.

     Breda's board of directors determines the purchase price payable for newly-issued shares of Breda's common stock. The board of directors has historically required subscribers to pay a purchase price equal to approximately 75% of the book value of Breda as of the close of the most recent fiscal year ending before the sale. The board of directors has historically utilized Breda's year-end audited financial statements in making this determination. Breda's fiscal year ends on December 31. Under this approach, the purchase price payable for shares of common stock issued in 1995, 1996, 1997 and 1998 was, respectively, $27, $31, $41 and $64. The current purchase price payable for newly-issued shares of common stock under this approach is $82. Breda does not anticipate a change in this approach in the foreseeable future, but the board of directors does have the right to change the purchase price payable for shares of common stock at any time, in its discretion.

     All outstanding shares of common stock are fully paid and nonassessable.

     Each shareholder is entitled to only one vote on each matter presented for the vote of shareholders, regardless of the number of shares of common stock held by the shareholder. There are, however, two exceptions. One is that shareholders who are not receiving services from Breda do not have any voting rights. A person can be a shareholder without receiving services from Breda if the person was already a shareholder on February 28, 1995, or is a family member of such a shareholder, as described below. As of March 31, 1999, there were approximately 96 shareholders with no voting rights because of the fact they were not receiving services from Breda. The other exception is that each shareholder who previously held Class A stock of Breda will get one vote for each share of Class A stock held by the shareholder on February 28, 1995, and until one of the following occurs:

          o    the shareholder no longer receives services from Breda,

          o the shareholder no longer resides in the telephone exchange area served by Breda,

          o    the shareholder dies, or

          o the shareholder transfers the shareholder's shares to someone else.

     As of March 31, 1999, there were 23 shareholders with multiple voting rights arising from their prior ownership of Class A stock, and they have one vote for each share of the former Class A Stock previously held by them. Each share of the prior Class A stock was converted into two shares of the current common stock at the time of the filing of Breda's Amended and Restated Articles of Incorporation in March of 1995.

     Any number of the shareholders of Breda present in person or represented by proxy constitutes a quorum for any meeting of the shareholders. In other words, a meeting of the shareholders of Breda can be held and conducted with however many shareholders come to the meeting, even if the shareholders at the meeting constitute a very small percentage of the total number of shareholders. This is a potentially material issue for a shareholder because only the vote of a majority of the shareholders present or represented at a meeting is all that is generally necessary for the shareholders of Breda to approve or take any action submitted to the shareholders.

     As just indicated, the vote of a majority of the shareholders present or represented at a meeting is necessary to approve any matter submitted to the shareholders, except that the vote of at least two-thirds of all of the shareholders of Breda is necessary to:

          o approve of the sale of Breda, the merger of Breda into another corporation, the dissolution of Breda, or the sale of all or substantially all of Breda's assets, and

          o    amend Article VIII of Breda's Restated Articles of Incorporation.
               Article VII sets forth the requirement for the two-thirds vote of the shareholders referred to immediately above.

     There is no cumulative voting for directors.

     Shareholders will only receive dividends if and when they are declared by Breda's board of directors out of funds legally available for dividends. Breda has only paid dividends on one occasion since it was incorporated in 1964 . The dividend was declared in April, 1999, and was in the amount of $3.00 per share.

     In the event of the dissolution, liquidation or winding up of Breda, the shareholders are entitled to their proportionate share, based on the number of shares held by them, of the net assets of Breda remaining after the payment of all debts and liabilities of Breda.

     Breda may, at the election of its board of directors, but is not required to, redeem a shareholder's shares if:

          o the shareholder is no longer receiving services from Breda, unless the shareholder already was not receiving services from Breda on February 28, 1995;

          o the shareholder no longer resides in the telephone exchange area served by Breda, unless the shareholder already resided outside that area on February 28, 1995; or

          o    the shareholder dies.

     The redemption price will be the fair value of the shares, as determined in the sole discretion of Breda's board of directors. The board of directors has historically redeemed shares at approximately 75% of Breda's book value as of the close of the most recent fiscal year ending before the redemption. The board of directors has historically utilized Breda's year-end audited financial statements in making this determination. Under this approach, the redemption price during 1995, 1996, 1997 and 1998 was, respectively, $27, $31, $41 and $64. The current redemption price under this approach will be $82. The board of directors may change this practice, however, at any time and in its discretion.

     In any of the above circumstances, a shareholder may, with the consent of Breda's board of directors, transfer the shareholder's shares to another person who is eligible to be a shareholder by reason of the fact that the person is receiving services from Breda and is residing in the telephone exchange area served by Breda (other than the Macedonia area).

     No shareholder can sell or transfer any of his or her shares of Breda to any person who is not otherwise eligible to be a shareholder in Breda by reason of the fact that the person is receiving services from Breda and is residing in the telephone exchange area served by Breda (other than the Macedonia area), with one exception. The exception is that a person who was a shareholder on February 28, 1995, may transfer the shares held on that date to a family member of the shareholder (which means a spouse, child, grandchild, parent, grandparent, or sibling) even if the family member is not receiving services from Breda and is not residing in the telephone exchange area served by Breda. These transfers are not subject to Breda's right of first refusal described in the following paragraph. Any family member receiving shares by this process does not have the same right, however, and can only sell or transfer the shares in accordance with the Restated Articles of Incorporation of Breda.

     Any shareholder who wants to sell or transfer his or her shares in Breda to another shareholder or person who is eligible to be a shareholder must first give Breda the right to purchase the shares. In this case, the shareholder must give Breda at least sixty days prior written notice of the proposed sale, including a copy of the written offer to purchase the shares. Breda may elect to purchase the shares for the same price offered to the shareholder at any time within sixty days after it receives the notice from the shareholder. If Breda elects to buy the shares, it must pay the purchase price in full upon the shareholder surrendering the stock certificates for the shares to Breda.

     Breda's bylaws may also contain provisions restricting the transfer of shares. The current bylaws do not contain any restrictions, but the bylaws can be amended by the directors or shareholders at any time.

     Breda's board of directors is considering whether Breda should facilitate or sponsor an auction of its shares of common stock among its shareholders, and has generally advised its shareholders of this possibility. No firm decision has been made on this issue, however, because the board of directors needs to further consider the merits of an auction and what procedures and guidelines should be established for any auction, if held.

     Each director of Breda is elected for a three year term, and the terms of office of the directors of Breda are staggered so that approximately one third of the directors terms expire each year. This structure could delay or defer a change in control of Breda which is attempted to be effected through a change in the control of the board of directors of Breda. Each director must also be a shareholder of Breda.

                                     PART II

Item 1. Market Price of and  Dividends on  Registrant's  Common Equity and other
        ------------------------------------------------------------------------
        Shareholder Matters.
        --------------------
     As of March 31, 1999, there were approximately 658 holders of record of Breda's common stock.

     Breda's common stock is not listed on any exchange, and there is no public trading market for Breda's common stock. An investment in Breda's common stock is also not a liquid investment because the Restated Articles of Incorporation of Breda establish various restrictions on the transfer of shares of its common stock. Those restrictions are summarized in Part I,
     Item 8, of this registration statement.

     Some of the restrictions on the transfers of Breda's common stock allow Breda to redeem or repurchase shares of its common stock from its shareholders in various circumstances. Since there is no public trading market or any other principal market for Breda's common stock, repurchases of the common stock by Breda currently is the primary method for a shareholder to be able to sell his or her shares. As discussed in Item 8 of
     Part I of this registration statement, Breda has historically redeemed its common stock at approximately 75% of Breda's book value as of the close of the most recent fiscal year ending before the redemption.

     Over the period of January 1, 1996 through June 24, 1996, Breda repurchased four hundred and twenty-four shares of its common stock from two shareholders, at a purchase price of $27 per share. Over the period of June 25, 1996 through February 20, 1997, Breda repurchased seven hundred and eighty-nine shares from nine different shareholders, at a purchase price of $31 per share. Over the period of February 21, 1997 through March 1, 1998, Breda repurchased one thousand nine hundred and ninety-six shares of its common stock from fourteen different shareholders, at a purchase price of $41 per share. Over the period of March 2, 1998 through December 31, 1998, Breda repurchased three hundred and fifty-eight shares of its common stock from five different shareholders, at a purchase price of $64 per share. No shares were repurchased by Breda during the period of December 31, 1998 through March 31, 1999.

     There may have been transfers among the shareholders of Breda during the above periods for which Breda did not exercise its right of first refusal.

     Breda has not agreed to register any of its shares of common stock under any federal or state securities laws. After Breda has been subject to the reporting requirements of the Securities Exchange Act of 1934 for a period of ninety days, Rule 144 under the Securities Act of 1933 will be available to permit the resale of shares of common stock by shareholders, subject to certain restrictions contained in Rule 144, including the requirement that the shareholder has held his or her shares for a period of one year prior to the date of resale. Once a shareholder (other than a shareholder who is an officer or director of Breda) has held his or her shares of common stock for a period of two years, such shareholder will be able to resell such shares without restriction under Rule 144.

     As discussed in Item 8 in Part I of this registration statement, Breda's board of directors is considering facilitating an auction of its shares of common stock among its shareholders, but no firm decision has been made on this issue.

     Breda has only declared and paid one dividend to its shareholders since Breda was incorporated in 1964. The dividend was declared on April 21, 1999. It was in the amount of $3.00 per share, for an aggregate dividend of $113,166. Breda currently contemplates retaining any future earnings for use in its business, and Breda does not anticipate paying any other dividends in the foreseeable future.

     Payment of dividends is within the discretion of Breda's board of directors, and out of funds legally available therefore as provided in the Iowa Business Corporation Act.

Item 2. Legal Proceedings.
        ------------------
     Breda currently is not aware of any pending legal proceeding to which Breda is a party or to which any of Breda's property is subject, other than routine litigation that is incidental to its business. Breda currently is also not aware that any governmental authority is contemplating any legal proceeding against Breda or its property.

Item 3. Changes in and Disagreements with Accountants.
        ----------------------------------------------
     Breda has not had any change in its accountants during the last three years, or any disagreements with its accountants during that period which are of the type required to be disclosed under this Item.

Item 4. Recent Sales of Unregistered Securities.
        ----------------------------------------
     Breda sold a total of five hundred fifty shares of its common stock in 1996 to forty-five different subscribers. Twenty-eight shares were sold to one subscriber on January 1, 1996, for a purchase price of $27 per share. Two hundred and thirty-nine shares were issued on January 19, 1996 to a total of fourteen different subscribers, for a purchase price of $27 per share. Two hundred and twelve shares of common stock were issued on February 20, 1996 to a total of twenty different subscribers, at a purchase price of $27 per share. Thirty-three shares of common stock were issued on May 24, 1996 to four different subscribers, at a purchase price of $27 per share. Thirty-one shares of common stock were issued on June 28, 1996 to two different subscribers, at a purchase price of

     $31 per share. Five shares of common stock were issued on July 5, 1996 to two different subscribers, at a purchase price of $31 per share. Two shares of common stock were issued on November 4, 1996 to two different subscribers, at a purchase price of $31 per share.

     A total of nine shares of common stock were issued in 1997 to two different subscribers, at a purchase price of $31 per share.

     Eighty-eight shares of common stock were issued on January 13, 1998 to three different subscribers, at a purchase price of $41 per share. Twenty shares were issued on February 9, 1998 to one subscriber, at a purchase price of $41 per share. Sixteen shares of common stock were issued on April 1, 1998 to one subscriber, at a purchase price of $41 per share. Thirty shares of common stock were issued on November 11, 1998 to one subscriber, at a purchase price of $64 per share.

     No shares of common stock were issued by Breda in 1999, through March 31, 1999.

     The purchase price paid by the subscribers in the above sales was approximately 75% of Breda's book value as of the close of the most recent fiscal year ending before the sale, as determined by the board of directors from Breda's year-end audited financial statements.

     All of the above-referenced sales of common stock were made pursuant to available exemptions under the Securities Act of 1933, including, without limitation, Rule 504.

Item 5. Indemnification of Directors and Officers.
        ------------------------------------------
     Section  1  of  Article  IV  of  the  Amended  and  Restated   Articles  of
     Incorporation of Breda provides that a director shall not be personally liable to Breda or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability:

          o for any breach of the director's duty of loyalty to Breda or its shareholders,

          o for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law,

          o for a transaction from which the director derived an improper personal benefit, or

          o    under Section 490.833 of the Iowa Business Corporation Act.

     Section 490.833 imposes liability upon a director who votes for or assents to a distribution by Breda which was made in violation of the Iowa Business Corporation Act or Breda's articles of incorporation, but only if the director did not comply with the standard of conduct required under the Iowa Business Corporation act. The liability of a director in this circumstance is to Breda and is limited to the amount of the distribution that exceeds what could have been distributed by Breda without violating the Iowa Business Corporation Act or Breda's articles of incorporation. Breda's Amended and Restated Articles of Incorporation do not, however, impose any requirements or limitations on distributions by Breda.

     Section 1 of Article IV also provides that if Iowa law is changed to permit further elimination or limitation of the liability of directors, then the liability of Breda's directors will automatically be eliminated or limited to fullest extent as then permitted.

     Breda is required to indemnify its directors and officers who are wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director or officer was a party because the director is or was a director of Breda or the officer is or was an officer of Breda, as the case may be, against reasonable expenses incurred in connection with the proceeding.

     Section 2 of Article IV of the Amended and Restated Articles of Incorporation of Breda and Section 8.1 of the Amended and Restated Bylaws of Breda also provide that each individual who is or was a director of Breda (and the heirs, executors, personal representatives or administrators of the individual) shall be indemnified and held harmless by Breda to the fullest extent permitted by applicable law. Accordingly, Breda will indemnify an individual who is made a party to a proceeding because the individual is or was a director of Breda against liability incurred in the proceeding if all of the following apply:

          o    the individual acted in good faith,

          o    the individual reasonably believed:

               o in the case of conduct in the individual's official capacity with Breda, that the individual's conduct was in Breda's best interests, and

               o in all other cases, that the individual's conduct was at least not opposed to Breda's best interest; and

          o    in the case of any criminal  proceeding,  the  individual  had no
               reasonable  cause  to  believe  the   individual's   conduct  was
               unlawful.

     Breda cannot, however, indemnify a director in either of the following circumstances:

          o in connection with a proceeding by or in the right of Breda in which the director was adjudged liable to Breda, or

          o in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

     Also, indemnification in connection with a proceeding by or in the right of Breda is limited to reasonable expenses incurred with the proceeding.

     Breda will also pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if any of the following apply:

          o the director furnishes Breda a written affirmation of the director's good faith belief that the director has met the applicable standard of conduct described in the Iowa Business Corporation Act,

          o the director furnishes Breda a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that the director did not meet that standard of conduct, or

          o a determination is made that the facts then known to those making the determination would not preclude indemnification under the Iowa Business Corporation Act.

     Breda's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws also provide that the indemnification to be provided by Breda will be to the fullest extent permitted by applicable law, as the law may later be amended. Accordingly, if applicable Iowa law is later amended to authorize further indemnification of directors, Breda's directors will automatically be entitled to indemnification to the fullest extent then permitted.

     Breda may also indemnify its officers, employees and agents to such extent and such effect as Breda's board of directors shall determine to be appropriate and authorized by applicable law.

     Any repeal or amendment by the shareholders of any of the indemnification provisions of Breda's Amended and Restated Articles of Incorporation or Amended and Restated Bylaws will not adversely affect any right or protection of a director or officer existing at the time of such repeal or amendment. The indemnification rights in Breda's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws are also not exclusive of any other right which any person may have or later acquire under any statute, agreement, vote of shareholders or disinterested directors, or otherwise.

     A director or officer of Breda who is a party to a proceeding may also apply for indemnification to the court conducting the proceeding. The court may order indemnification if it determines that either of the following apply:

          o the director or officer is entitled to mandatory indemnification under the Iowa Business Corporation Act, in which case the court shall also order Breda to pay the director's and officer's reasonable expenses incurred to obtain the court ordered indemnification, or

          o the director or officer is fairly and reasonably entitled to indemnification in view of all relevant circumstances, whether or not the director or officer met the applicable standard of conduct or was adjudged liable in the proceeding.

     In the latter event, however, if the director or officer was adjudged liable, indemnification is limited to reasonable expenses incurred.

     Breda  does  carry   insurance   covering  its  potential   indemnification
     obligations.


                                    PART F/S

     Breda's financial statements begin on page F-1 to this registration statement.

     The financial statements included with this filing are as follows:

          o    Financial  Statements  for the  Periods  Ended March 31, 1999 and
               1998.

          o    Financial  Statements  for the Years Ended  December 31, 1998 and
               1997.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                                   BREDA, IOWA






                              FINANCIAL STATEMENTS

                              FOR THE PERIODS ENDED

                             MARCH 31, 1999 AND 1998

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                                   Breda, Iowa

                                    Contents

                                                                         Page
                                                                         ----

Independent Accountant's Compilation Report                               F-3

Consolidated Financial Statements:

      Balance Sheets                                                   F-4 - F-5

      Statements of Income                                             F-6 - F-7

      Statements of Cash Flows                                         F-8 - F-9

      Notes to Consolidated Financial Statements                         F-10

April 23, 1999



To the Board of Directors

     Breda Telephone Corporation


                   Independent Accountant's Compilation Report

We have compiled the accompanying consolidated balance sheet of Breda Telephone Corporation (an Iowa Corporation) and subsidiaries as of March 31, 1999 and the related consolidated statements of income and cash flows for the three months ended March 31, 1999 and 1998 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting, in the form of financial statements, information that is the representation of management. We have not audited or reviewed the accompanying consolidated financial statements as of or for the period ended March 31, 1999, and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of stockholders' equity required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

The financial statements for the year ended December 31, 1998 were audited by us and we expressed an unqualified opinion on them in our report dated March 11, 1999, but we have not performed any auditing procedures since that date.


                                               Anderson and Company


                                               By   /s/ J.R. Naig
                                                  ----------------------------
                                                     J.R. Naig

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                      March 31,      December 31,
                                                        1999            1998
                                   ASSETS           (Unaudited)       (Audited)
                                                    -----------      -----------
CURRENT ASSETS:
    Cash                                            $ 2,127,711      $   782,959
    Current portion of investments                      266,076          114,550
    Due from customers                                   44,445           70,268
    Unbilled access revenue                             159,085          159,085
    Other accounts receivable                           298,253          419,691
    Interest receivable                                 119,249           21,455
    Materials and supplies                               54,618           51,929
    Merchandise held for resale                          31,501           28,350
    Deposit                                              17,520              365
    Prepayments                                          59,382           68,898
                                                    -----------      -----------
                                                      3,177,840        1,717,550
                                                    -----------      -----------
NONCURRENT ASSETS:
    Investments, less current portion                 7,144,383        1,530,045
    Other investments                                 2,446,469        2,468,022
    Nonregulated investments:
      Net telemarketing plant                               537              578
      Net CATV plant                                  1,936,303        2,007,612
      Net nonregulated land and equipment               120,907          193,557
      Net DBS distribution rights                            --          469,342
      Net nonregulated telephone plant                  499,049          487,254
      Net goodwill                                    1,261,826        1,284,105
    Deferred maintenance and retirements, net            15,943           21,390
                                                    -----------      -----------
                                                     13,425,417        8,461,905
                                                    -----------      -----------
PROPERTY, PLANT AND EQUIPMENT:
    Telephone plant                                   6,988,615        6,985,718
    Less:  Reserve for depreciation                   3,882,638        3,758,790
                                                    -----------      -----------
                                                      3,105,977        3,226,928
    Acquisition adjustment, net                           3,680            4,058
    Telephone plant under construction                  421,340          265,887
                                                    -----------      -----------
                                                      3,530,997        3,496,873
                                                    -----------      -----------

                    TOTAL ASSETS                    $20,134,254      $13,676,328
                                                    ===========      ===========


See Independent Accountant's Compilation Report And Accompanying Notes.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets



                                                                        March 31,        December 31,
                                                                          1999              1998
                    LIABILITIES AND STOCKHOLDERS' EQUITY               (Unaudited)       (Audited)
                                                                       -----------      -----------
CURRENT AND ACCRUED LIABILITIES:
    Current maturities of long-term debt                               $   655,072      $   655,072
    Accounts payable                                                       181,156          443,669
    Line of credit                                                              --          750,000
    Customer deposits                                                       29,019           28,989
    Accrued interest                                                            --              400
    Accrued taxes                                                        3,179,324          177,033
    Other current liabilities                                               84,817           87,909
                                                                       -----------      -----------
                                                                         4,129,388        2,143,072
                                                                       -----------      -----------
LONG-TERM DEBT:
    RTFC mortgage notes, less current maturities                         7,012,240        7,156,342
                                                                       -----------      -----------

DEFERRED CREDITS:
    Unamortized investment tax credits                                      60,874           63,317
    Deferred income taxes                                                  182,407          205,571
                                                                       -----------      -----------
                                                                           243,281          268,888
                                                                       -----------      -----------
STOCKHOLDERS' EQUITY:
    Common stock - no par value, authorized 5,000,000 shares,
        issued and outstanding at $64 stated value, 37,722 shares        2,414,208        2,414,208
    Retained earnings                                                    6,335,137        1,693,818
                                                                       -----------      -----------
                                                                         8,749,345        4,108,026
                                                                       -----------      -----------


                    TOTAL LIABILITIES AND
                       STOCKHOLDERS' EQUITY                            $20,134,254      $13,676,328
                                                                       ===========      ===========


See Independent Accountant's Compilation Report And Accompanying Notes.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Unaudited Consolidated Statements of Income
               For the Three Months Ended March 31, 1999 and 1998


                                                              1999              1998
                                                          -----------       -----------
OPERATING REVENUES:
    Basic local network services                          $   114,263       $    98,391
    Network access services                                   554,477           626,523
    Carrier billing and collection                             25,084            23,498
    Miscellaneous                                               9,181             9,120
    Uncollectible                                                 616             5,534
                                                          -----------       -----------
                                                              703,621           763,066
                                                          -----------       -----------
OPERATING EXPENSES:
    Plant specific operations                                  53,721            29,607
    Plant nonspecific operations                               22,870            18,554
    Depreciation                                              123,849            84,227
    Amortization                                               25,476             7,397
    Customer operations                                        32,894            29,855
    Corporate operations                                      176,061           109,087
    General taxes                                              21,019            32,951
    Income taxes                                               79,993           146,391
                                                          -----------       -----------
                                                              535,883           458,069
                                                          -----------       -----------

OPERATING INCOME                                              167,738           304,997
                                                          -----------       -----------

NON-OPERATING INCOME (EXPENSES):
    Interest and dividend income                              110,146            28,141
    Gain on sale of DBS division                            7,436,415                --
    Loss on extinguishment of debt                                 --           (66,913)
    Miscellaneous income (loss)                                 3,062              (538)
    Income (loss) from nonregulated equipment and
      services, net                                            52,773            (7,207)
    Income from DBS operations, net                                --            25,111
    Income (loss) from telemarketing operations, net           (4,773)            8,559
    Loss from CLEC operations, net                            (15,779)             (120)
    Income from CATV operations, net                            2,968            12,523
    Income taxes                                           (3,004,366)          (14,999)
                                                          -----------       -----------
                                                            4,580,446           (15,443)
                                                          -----------       -----------

NET INCOME BEFORE INTEREST EXPENSE                        $ 4,748,184       $   289,554
                                                          -----------       -----------


See Independent Accountant's Compilation Report And Accompanying Notes.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                   Unaudited Consolidated Statements of Income
               For the Three Months Ended March 31, 1999 and 1998



                                                       1999              1998
                                                    ----------        ----------

Net Income Before Interest Expense                  $4,748,184        $  289,554
                                                    ----------        ----------

INTEREST EXPENSE:
    Interest on long-term debt                         106,865            70,356
    Amortization of debt expense                            --                93
                                                    ----------        ----------
                                                       106,865            70,449
                                                    ----------        ----------


NET INCOME                                          $4,641,319        $  219,105
                                                    ==========        ==========


NET INCOME PER SHARE (Note 2)                       $   122.71        $     5.79
                                                    ==========        ==========




See Independent Accountant's Compilation Report And Accompanying Notes.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                 Unaudited Consolidated Statements of Cash Flows
               For the Three Months Ended March 31, 1999 and 1998



                                                            1999             1998
                                                        -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                            $ 4,641,319       $   219,105
  Adjustments  to  reconcile  net  income  to net
    cash provided by  operating activities:
     Depreciation                                           211,174           163,970
     Amortization                                            28,534            23,093
     Deferred income taxes                                  (23,164)               --
     Amortization of investment tax credits                  (2,443)           (2,442)
     Gain on sale of DBS division                        (7,436,415)               --
  (Increase) decrease in current assets:
     Due from customers                                       7,626           (14,090)
     Other accounts receivable                              121,438           230,266
     Interest receivable                                    (97,794)               --
     Materials and supplies                                  (2,689)           (1,433)
     Merchandise held for resale                             (3,151)          (28,469)
     Deposit                                                (17,155)            4,635
     Prepayments                                              9,516             7,101
    Increase (decrease) in current liabilities:
     Current maturities of long-term debt                        --           231,210
     Accounts payable                                      (263,013)           23,170
     Note payable                                                --              (393)
     Accrued interest                                          (400)          (13,492)
     Accrued taxes                                        3,002,291           (78,095)
     Other current liabilities                               (3,092)           (6,610)
                                                        -----------       -----------
         Net Cash provided by Operating Activities      $   172,582       $   757,526
                                                        -----------       -----------



See Independent Accountant's Compilation Report And Accompanying Notes.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                 Unaudited Consolidated Statements of Cash Flows
               For the Three Months Ended March 31, 1999 and 1998


                                                                       1999              1998
                                                                   -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to telephone plant                                     $  (158,350)      $   (16,879)
  Salvage, less cost of removal                                          3,159                --
  Additions to CATV plant                                              (14,054)          (86,920)
  Additions to nonregulated land and equipment                         (45,517)               --
  Additions to nonregulated telephone plant                            (12,882)         (145,000)
  Increase in investments                                           (5,765,864)         (100,229)
  Decrease in other investments                                         21,553            12,247
  Additions to start-up costs                                               --           (61,429)
  Proceeds from sale of DBS division, net of commissions paid        8,038,197                --
                                                                   -----------       -----------
         Net Cash provided by (used in) Investing Activities         2,066,242          (398,210)
                                                                   -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in customer deposits                                             30               235
  Proceeds from long-term debt                                              --         3,614,377
  Payments and reclassifications of long-term debt                    (144,102)       (3,842,329)
  Payment on outstanding line-of-credit                               (750,000)               --
  Redemption of common stock, net                                           --             4,346
                                                                   -----------       -----------
         Net Cash used in Financing Activities                        (894,072)         (223,371)
                                                                   -----------       -----------


  Net increase in cash                                               1,344,752           135,945
  Cash at beginning of period                                          782,959           612,885
                                                                   -----------       -----------
  Cash at end of period                                            $ 2,127,711       $   748,830
                                                                   ===========       ===========

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
    Cash paid during the period for:
      Interest                                                     $   125,929       $    93,945
      Income taxes                                                 $    65,000       $   260,000

SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:

    Other investments acquired through debt financing              $        --       $     1,036
                                                                   -----------       -----------



See Independent Accountant's Compilation Report And Accompanying Notes.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

              Notes To Unaudited Consolidated Financial Statements


1.   CONSOLIDATED FINANCIAL STATEMENTS

     In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring items) necessary to present fairly the financial position as of March 31, 1999 and the results of operations and changes in cash flows for the three months ended March 31, 1999 and 1998.

     Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited financial statements. The results of operations for the period ending March 31, 1999 are not necessarily indicative of the operating results of the entire year.

2.   NET INCOME PER COMMON STOCK

     Net income per common share for 1999 and 1998 was computed by dividing the weighted average number of shares of common stock outstanding into the net income.

3.   DISPOSITION OF DBS DIVISION

     On January 11, 1999, the Company sold substantially all of its assets and liabilities of their Direct Broadcast Satellite (DBS) division. The Company received cash of $8,274,689; however, $230,000 was paid as a commission and $6,492 was held in an escrow account until final sale adjustments were completed. The transaction resulted in a gain of $7,436,415, which was included in operations during the first quarter of 1999.

4.   SUBSEQUENT EVENT

     On April 21, 1999, the Breda Telephone Corporation board of directors resolved that the stated value of common stock shares outstanding would be increased from $64 per share to $82 per share. The increase was effective immediately.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES

                                   BREDA, IOWA










                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED

                           DECEMBER 31, 1998 AND 1997

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES


                                   Breda, Iowa

                                    Contents

                                                                       Page
                                                                       ----

Independent Auditor's Report                                            F-13

Consolidated Financial Statements:

      Balance Sheets                                                 F-14 - F-15

      Statements of Income                                           F-16 - F-17

      Statements of Stockholders' Equity                                F-18

      Statements of Cash Flows                                       F-19 - F-21

      Notes to Consolidated Financial Statements                     F-22 - F-50

Supplementary Information:

      Independent Auditor's Report on Supplementary
          Information                                                   F-51

      Consolidating Financial Statements:

          Balance Sheets                                             F-52 - F-55

          Statements of Income                                       F-56 - F-59

March 11, 1999



To the Board of Directors

     Breda Telephone Corporation


                          Independent Auditor's Report

We have audited the accompanying consolidated balance sheets of Breda Telephone Corporation (an Iowa Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Breda Telephone Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.





                                                     Anderson and Company



                                                     By /s/ J.R. Naig
                                                        ------------------------
                                                          J.R. Naig

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 1998 and 1997


                                   ASSETS                       1998            1997
                                                            -----------      -----------
CURRENT ASSETS:
    Cash                                                    $   782,959      $   612,885
    Cash - RUS construction fund                                     --            6,535
    Current portion of investments (Note 3)                     114,550           50,555
    Due from customers                                           70,268          110,189
    Unbilled access revenue                                     159,085          148,712
    Other accounts receivable (Note 4)                          419,691          454,470
    Interest receivable                                          21,455           26,049
    Materials and supplies                                       51,929           31,118
    Merchandise held for resale                                  28,350           57,782
    Deposit                                                         365            5,000
    Prepayments                                                  68,898           51,201
                                                            -----------      -----------
                                                              1,717,550        1,554,496
                                                            -----------      -----------
NONCURRENT ASSETS:
    Investments, less current portion (Note 3)                1,530,045        1,716,965
    Other investments (Note 5)                                2,468,022        1,651,245
    Nonregulated investments (Note 6):
      Net telemarketing plant                                       578           70,579
      Net CATV plant                                          2,007,612        1,840,266
      Net nonregulated land and equipment                       193,557          449,989
      Net DBS distribution rights                               469,342          512,010
      Net nonregulated telephone plant                          487,254               --
      Net business start-up costs                                    --           49,115
      Net goodwill                                            1,284,105               --
    Deferred maintenance and retirements, net (Note 7)           21,390           49,467
    Unamortized debt expense, net                                    --            6,847
                                                            -----------      -----------
                                                              8,461,905        6,346,483
                                                            -----------      -----------
PROPERTY, PLANT AND EQUIPMENT (Note 8):
    Telephone plant                                           6,985,718        6,111,241
    Less:  Reserve for depreciation                           3,758,790        4,039,849
                                                            -----------      -----------
                                                              3,226,928        2,071,392
    Acquisition adjustment, net                                   4,058            5,566
    Telephone plant under construction                          265,887               --
                                                            -----------      -----------
                                                              3,496,873        2,076,958
                                                            -----------      -----------

                    TOTAL ASSETS                            $13,676,328      $ 9,977,937
                                                            ===========      ===========


The accompanying notes are an integral part of these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 1998 and 1997



                    LIABILITIES AND STOCKHOLDERS' EQUITY             1998             1997
                                                                  -----------      -----------
CURRENT AND ACCRUED LIABILITIES:
    Current maturities of long-term debt (Note 9)                 $   655,072      $   423,862
    Accounts payable                                                  443,669          658,785
    Line of credit (Note 9)                                           750,000               --
    Note payable                                                           --              393
    Customer deposits                                                  28,989           27,799
    Accrued interest                                                      400           13,492
    Accrued taxes                                                     177,033          340,474
    Other current liabilities                                          87,909           66,652
                                                                  -----------      -----------
                                                                    2,143,072        1,531,457
                                                                  -----------      -----------
LONG-TERM DEBT (Note 9):
    RTFC mortgage notes, less current maturities                    7,156,342        1,627,164
    RTB mortgage notes, less current maturities                            --        2,025,663
    RUS mortgage notes, less current maturities                            --        1,393,438
    Building mortgage note, less current maturities                        --           79,382
                                                                  -----------      -----------
                                                                    7,156,342        5,125,647
                                                                  -----------      -----------
DEFERRED CREDITS (Note 10):
    Unamortized investment tax credits                                 63,317           73,086
    Deferred income taxes                                             205,571           26,367
                                                                  -----------      -----------
                                                                      268,888           99,453
                                                                  -----------      -----------
STOCKHOLDERS' EQUITY:

Common stock - no par value,  authorized 5,000,000 shares,
     issued  and  outstanding  at $64 stated  value, 37,722
     shares, and issued and outstanding at $41 stated value,
     37,928 shares, respectively                                    2,414,208        1,555,048
    Retained earnings                                               1,693,818        1,666,332
                                                                  -----------      -----------
                                                                    4,108,026        3,221,380
                                                                  -----------      -----------


                    TOTAL LIABILITIES AND
                       STOCKHOLDERS' EQUITY                       $13,676,328      $ 9,977,937
                                                                  ===========      ===========


The accompanying notes are an integral part of these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                        Consolidated Statements of Income
                 For the Years Ended December 31, 1998 and 1997


                                                                1998               1997
                                                             -----------       -----------
OPERATING REVENUES:
    Basic local network services                             $   398,215       $   346,471
    Network access services                                    2,465,833         2,304,782
    Carrier billing and collection                               100,570           163,597
    Miscellaneous                                                 28,904            30,746
    Uncollectible                                                  5,245             2,644
                                                               2,998,767         2,848,240
                                                             -----------       -----------
OPERATING EXPENSES:
    Plant specific operations                                    203,923           106,703
    Plant nonspecific operations                                 103,545            63,112
    Depreciation (Note 16)                                       421,425           399,044
    Amortization                                                  75,433            29,585
    Customer operations                                          150,011           198,755
    Corporate operations                                         497,156           250,771
    General taxes                                                 86,627            66,503
    Income taxes (Note 10)                                       418,277           560,699
                                                             -----------       -----------
                                                               1,956,397         1,675,172
                                                             -----------       -----------

OPERATING INCOME                                               1,042,370         1,173,068
                                                             -----------       -----------

NON-OPERATING INCOME (EXPENSES):
    Interest and dividend income                                 180,710            89,848
    Gain on sale of investments                                    8,853                --
    Loss on disposal of property                                (118,443)               --
    Loss on extinguishment of debt                               (66,913)               --
    Miscellaneous income                                          19,652             6,666
    Loss from joint venture, net                                 (15,702)               --
    Income from cellular partnership                             109,973            74,065
    Income from cellular settlements                             409,212                --
    Income from nonregulated equipment and
      services, net (Note 11)                                    125,749           215,635
    Loss from DBS operations, net (Note 12)                     (145,686)          (18,631)
    Income from telemarketing operations, net (Note 13)           37,180             8,387
    Loss from CLEC operations, net (Note 14)                     (78,274)             (634)
    Loss from CATV operations, net (Note 15)                     (15,219)          (36,740)
    Income taxes (Note 10)                                      (194,592)         (120,842)
                                                             -----------       -----------
                                                             $   256,500       $   217,754
                                                             -----------       -----------


The accompanying notes are an integral part of these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                        Consolidated Statements of Income
                 For the Years Ended December 31, 1998 and 1997



                                                       1998              1997
                                                    ----------        ----------

NET INCOME BEFORE INTEREST EXPENSE                  $1,298,870        $1,390,822
                                                    ----------        ----------

INTEREST EXPENSE:
    Interest on long-term debt                         389,387           278,348
    Amortization of debt expense                         6,847             4,556
                                                    ----------        ----------
                                                       396,234           282,904
                                                    ----------        ----------


NET INCOME                                          $  902,636        $1,107,918
                                                    ==========        ==========





The accompanying notes are an integral part of these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                 For the Years Ended December 31, 1998 and 1997



                                                   Common Stock                Retained

                                            Shares            Amount           Earnings          Total
                                          -----------       -----------       -----------       -----------
Balance, December 31, 1996                     39,913       $ 1,237,303       $   957,656       $ 2,194,959

    Net income                                                                  1,107,918         1,107,918

    Common stock redeemed, net                 (1,985)          (81,445)              (52)          (81,497)

    Stock value adjustment (Note 20)                            399,190          (399,190)
                                          -----------       -----------       -----------       -----------

Balance, December 31, 1997                     37,928         1,555,048         1,666,332         3,221,380

    Net income                                                                    902,636           902,636

    Common stock redeemed, net                   (206)          (15,990)                            (15,990)

    Stock value adjustment (Note 20)                            875,150          (875,150)
                                          -----------       -----------       -----------       -----------

Balance, December 31, 1998                     37,722       $ 2,414,208       $ 1,693,818       $ 4,108,026
                                          ===========       ===========       ===========       ===========



The accompanying notes are an integral part of these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1998 and 1997



                                                                         1998              1997
                                                                     -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                                         $   902,636       $ 1,107,918
  Adjustments to reconcile net income to net
      cash provided by operating activities:
     Depreciation (Note 16)                                              775,293           738,735
     Amortization                                                        132,624            75,656
     Deferred income taxes, net of effects from purchase
       of Westside Independent Telephone Company
       and Westside Communications, Inc. (Note 10)                      (146,224)          (22,101)
     Amortization of investment tax credits (Note 10)                     (9,769)           (9,769)
     Change in method of accounting (Note 6)                              49,115                --
  (Increase)  decrease  in current  assets,  net of  effects from  purchase  of  Westside Independent Telephone
    Company and Westside Communications, Inc.:
     Cash - RUS construction fund                                          6,535            52,677
     Due from customers                                                   40,929               400
     Unbilled access revenue                                             (10,373)           (7,877)
     Other accounts receivable                                            64,409          (106,169)
     Interest receivable                                                   4,594           (16,809)
     Materials and supplies                                              (18,681)           (2,194)
     Merchandise held for resale                                          29,432            (3,276)
     Deposits                                                              4,635            11,940
     Prepayments                                                         (11,790)          (18,315)
    Increase (decrease) in current liabilities,  net of effects from purchase of  Westside Independent Telephone Company
     and Westside Communications, Inc.:
     Current maturities of long-term debt                                231,210            35,880
     Accounts payable                                                   (244,699)          502,416
     Note payable                                                           (393)           (4,641)
     Accrued interest                                                    (13,092)             (435)
     Accrued taxes                                                      (172,137)           53,909
     Other current liabilities                                            20,157            (9,707)
                                                                     -----------       -----------
         Net Cash provided by Operating Activities                   $ 1,634,411       $ 2,378,238
                                                                     -----------       -----------


The accompanying notes are an integral part of these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1998 and 1997



                                                                      1998             1997
                                                                  -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to telephone plant                                    $(1,258,653)      $  (348,209)
  Salvage, less cost of removal                                       280,820            33,064
  Additions to CATV plant                                             (96,896)          (32,146)
  Acquisition of CATV plant                                           (64,610)               --
  Additions to nonregulated land and equipment                        (44,524)          (61,047)
  Additions to nonregulated telephone plant                          (491,282)               --
  (Increase) decrease in investments                                  122,925        (1,767,520)
  (Increase) decrease in other investments                            (99,961)           20,025
  Additions to start-up costs                                              --           (50,809)
  Decrease in notes receivable                                             --           276,000
                                                                  -----------       -----------
         Net Cash used in Investing Activities                     (1,652,181)       (1,930,642)
                                                                  -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in customer deposits                               (160)              511
  Proceeds from line of credit                                        750,000                --
  Proceeds from long-term debt                                      3,650,050            27,966
  Payments and reclassifications of long-term debt                 (4,196,056)         (424,443)
  Purchases of stock in excess of par                                      --               (52)
  Redemption of common stock, net                                     (15,990)          (81,445)
                                                                  -----------       -----------
         Net Cash provided by (used in) Financing Activities          187,844          (477,463)
                                                                  -----------       -----------


  Net increase (decrease) in cash                                     170,074           (29,867)
  Cash at beginning of year                                           612,885           642,752
                                                                  -----------       -----------
  Cash at end of year                                             $   782,959       $   612,885
                                                                  ===========       ===========

SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION:
    Cash paid during the year for:
      Interest                                                    $   480,639       $   380,172
      Income taxes                                                $   981,473       $   651,078


The accompanying notes are an integral part of these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1998 and 1997



                                                              1998         1997
                                                            -------       ------
SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:

    Other investments acquired through debt financing       $191,321      $   --
                                                            ========      ======


    During 1998, the Company purchased all of the capital stock of Westside Independent Telephone Company and Westside Communications, Inc. for $2,264,327. The following is a summary of the purchase which was entirely debt financed.


    Fair value of telephone plant                        $   638,724     $
    Fair value of CATV plant                                 212,560
    Current Assets                                            38,675
    Other Investments                                        404,472
    Goodwill                                               1,336,083
    Current Liabilities                                      (40,759)
    Deferred Credits                                        (325,428)
                                                         -----------     ------
                                                         $ 2,264,327     $   --
                                                         ===========     ======







The accompanying notes are an integral part of these financial statements.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ACCOUNTING GUIDELINES

     The accounting policies of Breda Telephone Corporation and subsidiaries conform to generally accepted accounting principles applicable to nonregulated telephone utilities. The accounting records of the Company are maintained in accordance with Part 32-Uniform System of Accounts for Class A Telephone Companies as prescribed by the Federal Communications Commission (FCC) with additional guidance and interpretations from the Iowa Utilities Board.

     The accounting records for the Company's subsidiary CATV operations are maintained in accordance with the Uniform System of Accounts for CATV companies as prescribed by the National Association of Regulatory Utility Commissioners.

     NATURE OF BUSINESS OPERATIONS

     The Company offers telephone services to customers in seven communities within West Central Iowa. They also provide Direct Broadcast Service ("DBS") to cabled and noncabled residences in nine counties located in Iowa and Nebraska, as well as cable television services to customers in nineteen communities in West Central Iowa and Nebraska. In addition, Prairie Telephone Company, Inc., a wholly-owned subsidiary of Breda Telephone Corporation, offers telemarketing services through their affiliate, Pacific Junction Telemarketing Center, Inc. Overall, the telephone services are the predominate line of business, based on earnings.

     BASIS OF ACCOUNTING

     The accrual basis of accounting is followed for the recording of revenues and expenses. Income is recorded when earned and expenses are recorded as soon as they result in liabilities for benefits received.

     CONSOLIDATION

     The consolidated financial statements include the accounts of Breda Telephone Corporation and its wholly-owned subsidiaries, Prairie Telephone Company, Inc., Westside Independent Telephone Company, and Tele-Services, Ltd. All assets and liabilities of the subsidiaries are consolidated with the assets and liabilities of the Company using the purchase method of accounting. All significant intercompany accounts and transactions were eliminated upon consolidation.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

     ACCOUNTING FOR INVESTMENTS

     Investments in companies in which the Company has less than a 20% interest are carried at cost. Dividends received from those companies are included in other income. Dividends received in excess of the Company's proportionate share of accumulated earnings are applied as a reduction of the cost of the investment.

     Investments of 20% or greater are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses.

     USE OF ESTIMATES

     Management uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the consolidated financial statements.

     CASH AND CASH EQUIVALENTS

     For purposes of the Statement of Cash Flows, the Company considers all demand deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

     In addition, the Company has on deposit at a local bank an amount exceeding the insurable limits by approximately $65,000.

     INVENTORIES

     Materials and supplies and merchandise held for resale by the utility are valued at the lower of cost or market. Inventories are reported on the first-in first-out method.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

     PROPERTY, PLANT AND EQUIPMENT

     The Company, including their subsidiaries Prairie Telephone Company, Inc. and Westside Independent Telephone Company, follows the accounting policies with respect to maintenance, repairs, renewals, betterments and retirements as outlined in the Uniform System of Accounts for Telephone Companies prescribed by the Federal Communications Commission (FCC). Additions, replacements and renewals of property determined to be units of property are charged to telephone plant accounts. Property retirements are charged in total to the accumulated depreciation reserve accounts and no gain or loss is recognized at the time properties are retired or otherwise disposed. However, vehicles, tools, other work equipment, computers, furniture and office equipment are accounted for on a unit basis and, therefore, when retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Repairs and renewals of minor items of property are included in plant specific operations or maintenance expense accounts.

     With the exception of vehicles, tools, other work equipment, computers, furniture and office equipment which are depreciated on the unit, straight-line basis, the Company provides for depreciation for financial reporting purposes on the straight-line basis by the application of rates, based on the estimated service lives of the various classes of depreciable property.

     The subsidiary companies, excluding Prairie Telephone Company, Inc. and Westside Independent Telephone Company, record property, plant and equipment at cost. Expenditures for major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Depreciation is recorded on the straight-line basis.

     ACQUISITION ADJUSTMENT

     The acquisition adjustment included in property, plant and equipment represents the excess of purchase price over book value assigned to telephone plant acquired. The acquisition adjustment is being amortized over a 15-year period and has less than three years remaining before being fully amortized.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

     REVENUE RECOGNITION

     All revenues are recognized when earned regardless of the period in which they are billed.

     Revenues relating to the provision of toll services to customers are derived, in part, from tariffed access charges to toll service providers (interexchange carriers), and in part from sharing in interstate pools. Revenues are determined in accordance with nationwide average cost schedules.

     INCOME TAXES

     The Company follows the practice of recording investment tax credits as deferred income, to be amortized over the life of the assets providing the credit as required by the Public Service Commission.

     Both the Company and the subsidiaries account for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax reporting basis of the entities assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

     Deferred income taxes result from transactions which enter into the determination of taxable income in different periods than that recorded for the financial reporting process. The principal sources of deferred income taxes are accelerated tax depreciation on property, plant and equipment and partnership profits and losses.

2.   ASSETS PLEDGED

     Substantially all assets are pledged as security for the long-term debt to the RTFC.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


3.   INVESTMENTS

     Investments  include  marketable  debt  and  equity  securities.  They  are
     classified  into  three  separate   categories  which  are  given  specific
     accounting treatment as follows:

                 Classification                                         Accounting Treatment
                 --------------                                         --------------------
        Held-to-maturity                                         Amortized cost
          Debt securities with the intent
          and ability to hold to maturity

        Trading  securities                                      Fair value,  with unrealized  holding gains
          Debt and equity  securities                            and losses  included in  earnings
           bought and held primarily for sale
           in the near term

        Available-for-sale                                       Fair value, with unrealized holding gains
          Debt and equity securities not                         and losses excluded from earnings and
          classified as held-to-maturity or                      reported as a separate component of
          trading                                                stockholders' equity

     Listed below are the investments as of December 31, 1998 and 1997:


                                                         Gross
                                        Amortized      Unrealized         Market
         December 31, 1998                 Cost        Gain (Loss)        Value
         -----------------             -----------     -----------      ----------
     Held-to-Maturity:
        Municipal Bonds                 $1,520,186      $   15,279      $1,535,465
        U.S. Treasury Notes                 35,000           2,088          37,088
        Government Securities               50,000             547          50,547

     Available for sale:
        Common and Preferred Stock          39,409                          39,409
                                        ----------      ----------      ----------
                                        $1,644,595      $   17,914      $1,662,509
                                        ==========      ==========      ==========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


3.   INVESTMENTS, (Continued)


                                                   Gross
                                 Amortized       Unrealized        Market
         December 31, 1997          Cost         Gain (Loss)       Value
         -----------------       ----------     ------------     ----------

     Held-to-Maturity:
        Municipal Bonds          $1,696,458      $   14,433      $1,710,891
        U.S. Treasury Notes          71,062           1,447          72,509
                                 ----------      ----------      ----------

                                 $1,767,520      $   15,880      $1,783,400
                                 ==========      ==========      ==========

     The carrying value of the investments and presentation in the accompanying balance sheets is as follows:

                                                 1998               1997
                                              ----------         ----------
     Current:
        Held-to-Maturity                      $   75,141         $   50,555
        Available-for-sale                        39,409                 --
                                              ----------         ----------
                                                 114,550             50,555
                                              ----------         ----------

     Noncurrent:
        Held-to-Maturity                       1,530,045          1,716,965


     Total Investments                        $1,644,595         $1,767,520
                                              ==========         ==========


     The Company's investments in Municipal Bonds mature on various dates beginning in 1999 until the year 2019, with the final bond maturing in the year 2022. The U.S. Treasury Notes mature on February 15, 2008 and the government securities are callable on October 1, 1999. The Company had realized gains of $8,500 in 1998. The specific identification method was used to determine cost when calculating realized gains and losses.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


4.   OTHER ACCOUNTS RECEIVABLE

     Listed below are the other accounts receivable as of December 31, 1998 and 1997:

                                                   1998              1997
                                                 --------          --------

     NECA Settlements                            $ 48,349          $190,842
     Telemarketing                                101,769           118,435
     Cellular Commissions                          75,050            75,625
     Long Distance Carriers                       189,275            59,162
     Miscellaneous                                  5,248            10,406
                                                 --------          --------
                                                 $419,691          $454,470
                                                 ========          ========

5.   OTHER INVESTMENTS

     Other investments at December 31, 1998 and 1997, consist of nonmarketable equity securities and certificates carried at cost which approximates market, capital contributions to partnerships and various memberships as shown below:

                                                                1998            1997
                                                             ----------      ----------
     Alpine Communications, L.C                              $  600,000      $  600,000
     Rural Telephone Finance Cooperative - certificates         538,422         247,831
     RSA #1, Ltd.                                               348,542         221,588
     RSA #7, Ltd.                                               144,049         144,049
     RSA #8, Ltd.                                               210,129          29,897
     Central Iowa Cellular, Inc.                                206,770         206,770
     Rural Telephone Bank - stock                               162,806         156,966
     Quad County Communications                                 152,057              --
     Iowa Network Services - stock                               78,705          30,563
     Telephone Acquisition Group, L.L.C                          15,000              --
     Breda Country Club - stock                                  10,000          10,000
     Rural Telephone Finance Cooperative - membership             1,000           1,000
     Co Bank - stock                                                507           2,581
     Miscellaneous                                                   35              --
                                                             ----------      ----------
                                                             $2,468,022      $1,651,245
                                                             ==========      ==========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


5.   OTHER INVESTMENTS, (Continued)

     During 1998, the Company became involved in a new investment, Telephone Acquisition Group, L.L.C. (TAG). The Company purchased one unit of the TAG limited liability company. The TAG group includes several Independent Telephone Companies whom have formed an entity in order to bid on GTE properties.

     The Company continues to have 13.32% interest in Alpine Communications, L.C. (Alpine). The Alpine group includes several Independent Telephone Companies whom have formed an entity and have purchased U.S. West telephone properties in Iowa.

     The Company's percentage interests in RSA #1, Ltd., RSA #7, Ltd., RSA #8, Ltd. and Central Iowa Cellular, Inc. (Des Moines MSA) partnerships are 9.0%, 7.1%, 11.7% and 4.0%, respectively at December 31, 1998. In addition, the Company owns a 16.7% interest in RSA #9, Ltd. partnership of which they have no original cash investment.

     During 1998, the Company extinguished its debt with the Rural Telephone Bank and converted their Class B stock into Class C stock. The value of the Class C stock at December 31, 1998 was $1,170,000. The Company continued to hold $147,231 of Class B stock at December 31, 1998 which they anticipate converting to Class C stock during 1999. The Class C stock pays a yearly cash dividend. As of December 31, 1997, all stock held was Class B stock. Thus, included within the above investments are $1,317,231 and $1,128,964 at December 31, 1998 and 1997, respectively, in stock of Rural Telephone Bank combined Class C and B. Prior to 1985, the refunds were net against interest expense. The Company was recording the patronage dividends as a memorandum entry on their books in accordance with a recommendation by the National Association of Regulatory Utility Commissioners Subcommittee of Staff Experts on Accounting. The Class C stock received as patronage refunds is recorded at par, as stated above, with an offsetting credit for dividends received in a subaccount which is $1,154,425 and $971,998 as of December 31, 1998 and 1997, respectively. The patronage refunds will be accounted for as income in the year of redemption for cash.

     In addition, Westside Independent Telephone Company, a wholly-owned subsidiary of Breda Telephone Corporation, has a 33.33% ownership interest in Quad County Communications. This joint venture has built a fiber optic network from Odebolt to Denison. Transactions with Quad County Communications are conducted on the basis of normal commercial relationships, at prevailing market prices.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

5.   OTHER INVESTMENTS, (Continued)

     The following is condensed financial data for Quad County Communications as of December 31, 1998:

                                                    1998
                                                    ----

                    Ordinary Loss                $ (47,190)
                    Interest income                     85
                    Net loss                       (47,105)

                    Current assets               $   5,625
                    Non-current assets             461,729
                    Current liabilities             11,184
                    Non-current liabilities              0


6.   NONREGULATED INVESTMENTS

     Below are the nonregulated investments as of December 31, 1998 and 1997, and the related explanations of their treatment.

     TELEMARKETING PLANT

     Listed below are the major classes of the telemarketing plant as of December 31, 1998 and 1997:

                                                  1998          1997
                                                --------      --------

          Computer Equipment                    $223,906      $223,906
          Office Furniture and Equipment           8,661         8,661
                                                --------      --------
              Telemarketing Equipment            232,567       232,567
          Less:  Reserve for Depreciation        231,989       231,824
                                                --------      --------
                                                     578           743
                                                --------      --------


          Telemarketing Building                      --        91,664
          Less:  Reserve for Depreciation             --        22,328
                                                --------      --------
                                                      --        69,336
                                                --------      --------

          Telemarketing Land                          --           500
                                                --------      --------

          Total Telemarketing Plant             $    578      $ 70,579
                                                ========      ========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

6.   NONREGULATED INVESTMENTS, (Continued)

     Both the building and land were sold during 1998 for a loss of approximately $68,500. All of the remaining plant was fully depreciated as of December 31, 1998, with the exception of an office copy machine which is being depreciated over ten years. The depreciation provision as a percentage of the average balance of telemarketing plant in service was
     13.9 percent in 1997.

     The offering of telemarketing services does not involve the joint or shared use of assets in the provision of regulated and nonregulated services.

     CATV PLANT

     Listed below are the major classes of the CATV plant as of December 31, 1998 and 1997:


                                                     1998            1997
                                                  ----------      ----------

          Franchise                               $   32,992      $   28,048
          Land                                         8,586           7,586
          Buildings                                  237,557         234,699
          Towers and Antennas                        244,194         220,005
          Electronic Receiving Equipment           1,202,591       1,036,720
          Other Head End Equipment                    11,691           6,691
          Electronic Conductors and Devices        1,341,369       1,272,201
          Services                                   146,988          72,523
          Installations on Customer Premises          49,455          27,820
          Office Furniture and Equipment              55,093          55,093
          Vehicles                                   126,115         126,115
          Tools and Other Work Equipment              26,284          21,348
                                                  ----------      ----------
                  CATV Plant                       3,482,915       3,108,849
          Less:  Reserve for Depreciation          1,475,303       1,268,583
                                                  ----------      ----------
                                                  $2,007,612      $1,840,266
                                                  ==========      ==========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


6.   NONREGULATED INVESTMENTS, (Continued)

     The depreciation provision as a percentage of the average balance of CATV plant in service was 6.3 and 5.2 percent in 1998 and 1997, respectively. Individual plant depreciation rates range as follows:


              Buildings                               4.0 - 20.0%
              Towers and Antennas                     4.0 - 20.0%
              Electronic Receiving Equipment          4.0 - 20.0%
              Other Head End Equipment                4.0 - 20.0%
              Electronic Conductors and Devices       4.0 - 20.0%
              Services                                4.0 - 20.0%
              Installations on Customer Premises      4.0 - 20.0%
              Office Furniture and Equipment                10.0%
              Vehicles                                      15.0%
              Tools and Other Work Equipment         10.0 - 20.0%

     The offering of CATV service does not involve the joint or shared use of assets in the provision of regulated and nonregulated services.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


6.   NONREGULATED INVESTMENTS, (Continued)

     NONREGULATED LAND AND EQUIPMENT

     Listed below are the major classes of nonregulated land and equipment as of December 31, 1998 and 1997:

                                                       1998          1997
                                                     --------      --------

          Land                                       $  8,523      $  8,523
                                                     --------      --------

          DBS Leased Dishes                           319,940       711,590
          Less:  Reserve for Depreciation             206,197       306,178
                                                     --------      --------
                                                      113,743       405,412
                                                     --------      --------

          Nonregulated Customer Premise
              Equipment - Leased                      387,365       384,569
          Less:  Reserve for Depreciation             385,107       384,569
                                                     --------      --------
                                                        2,258            --
                                                     --------      --------

          Internet Equipment                           77,054        34,992
          Less:  Reserve for Depreciation              14,704         3,499
                                                     --------      --------
                                                       62,350        31,493
                                                     --------      --------

          Payphone Equipment                            9,482         8,757
          Less:  Reserve for Depreciation               8,588         8,056
                                                     --------      --------
                                                          894           701
                                                     --------      --------

          Paging Equipment                              7,022         4,560
          Less:  Reserve for Depreciation               1,233           700
                                                     --------      --------
                                                        5,789         3,860
                                                     --------      --------


          Total Nonregulated Land and Equipment      $193,557      $449,989
                                                     ========      ========


     The leasing of nonregulated land and equipment does not involve the joint or shared use of assets in the provision of regulated and nonregulated services.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

6.   NONREGULATED INVESTMENTS, (Continued)

     DBS DISTRIBUTION RIGHTS

     The Company entered into an agreement with the National Rural Telecommunications Cooperative ("NRTC") on July 20, 1992. Over the years 1992 through 1994, the Company paid the NRTC total payments of $640,012 for distribution and marketing rights. The NRTC grants the Company the exclusive right to market and sell Direct Broadcast Service ("DBS") to all noncabled residences in the nine Iowa and Nebraska counties of Carroll, Sac, Greene, Crawford, Fremont, Cass, Otoe, Richardson and Nemaha, as well as to cabled residences in the Iowa counties of Sac and Fremont and the Nebraska county of Cass. The DBS services to be marketed and sold consist of various programming packages. The service commencement date was July 1994. The agreement remains in effect for ten years from the service commencement date or until the satellite is removed, whichever occurs earlier. The DBS distribution rights are being amortized on a straight-line basis over fifteen years in compliance with IRS guidelines. Amortization expense for both 1998 and 1997 was $42,668. In the event the satellite is removed prior to the ten year term, the Company shall receive a refund of its member payment in accordance with the agreement. Distribution rights as of December 31, 1998 and 1997 consist of the following:


                                                 1998          1997
                                               --------      --------

          DBS Distribution Rights              $640,012      $640,012
          Less:  Accumulated Amortization       170,670       128,002
                                               --------      --------
                                               $469,342      $512,010
                                               ========      ========

     NONREGULATED TELEPHONE PLANT

     Listed below are the major classes of nonregulated telephone plant as of December 31, 1998:


                                                    1998
                                                  --------

          Buildings                               $145,000
          Less:  Reserve for Depreciation            4,028
                                                  --------
                                                   140,972
          Telephone plant under construction       346,282
                                                  --------
                                                  $487,254
                                                  ========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


6.   NONREGULATED INVESTMENTS, (Continued)

     Individual plant depreciation rates for the nonregulated telephone plant are as follows:


                            Buildings                 3.0%

     The nonregulated telephone plant has been engineered and built with the intentions of providing competitive telecommunication services in the neighboring community of Carroll. As of December 31, 1998, the plant was not fully operational and was not yet providing any services.

     The offering of nonregulated telephone service does not involve the joint or shared use of assets in the provision of regulated and nonregulated services.

     BUSINESS START-UP COSTS

     During 1998, the Company changed its method of accounting for the reporting of business start-up costs to conform with new requirements of the
     Financial Accounting Standards Board. The start-up costs originally capitalized by the Company are on the books of BTC, Inc, a wholly-owned subsidiary of Prairie Telephone Company, Inc. The effect of this change was to decrease subsidiary net income for 1998 by $49,115. Financial statements for 1997 have not been restated, and the cumulative effect of the change of $49,115 is shown as a one-time charge to income on BTC, Inc.'s 1998 income statement. See footnote number fifteen.

     GOODWILL

     On June 1, 1998, the Company acquired 100% ownership of Westside Independent Telephone Company. The total cost of the acquisition exceeded the fair value of the net assets of Westside Independent Telephone Company by $1,178,472. This excess was recorded as goodwill and is being amortized on the straight-line basis over fifteen years. Amortization expense and accumulated amortization recorded in 1998 was $45,848.

     As of June 1, 1998, Tele-Services, Ltd., a wholly-owned subsidiary of Breda Telephone Corporation, acquired 100% ownership of Westside Communications, Inc. The total cost of the acquisition exceeded the fair value of the net assets of Westside Communications, Inc. by $157,611. This excess was recorded as goodwill and is being amortized on the straight-line basis over fifteen years. Amortization expense and accumulated amortization recorded in 1998 was $6,130.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


7.   DEFERRED MAINTENANCE AND RETIREMENTS

     The balance consists of the unamortized portion of the unprovided for loss in service value of plant retired.

                                              Original       Unamortized Balance
          Description              Date       Balance        1998          1997
          -----------              ----       -------        ----          ----
     Central Office Equipment      1987      $130,380      $ 10,029      $ 20,058

     Central Office Equipment      1988        56,884         4,340         9,080

     Central Office Equipment      1993        31,428            --         6,286

     Mobile System Equipment       1994        35,107         7,021        14,043
                                             --------      --------     ---------

                                             $253,799      $ 21,390      $ 49,467
                                             ========      ========      ========

     The Company is amortizing the losses over five to thirteen years. Amortization expense was $28,077 for both 1998 and 1997.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


8.   PROPERTY, PLANT AND EQUIPMENT

     Listed below are the major classes of the telephone plant as of December 31, 1998 and 1997:


                                                      1998             1997
                                                   ----------      ----------

          Organization                             $      803      $      803
          Franchise                                     3,167           3,167
          Land                                         30,484          20,843
          Vehicles                                    208,692         136,759
          Tools and Other Work Equipment              319,708         307,768
          Furniture and Office Equipment              144,300         136,558
          Computer Equipment                          207,665         186,806
          Buildings                                   542,544         482,577
          Central Office Equipment                  1,981,455       1,774,424
          Buried Cable                              3,546,900       3,061,536
                                                   ----------      ----------
                              Telephone Plant      $6,985,718      $6,111,241
                                                   ==========      ==========

     The depreciation provision as a percentage of the average balance of telephone plant in service was 6.7 percent in both 1998 and 1997. Individual plant depreciation rates range as follows:


          Vehicles                                        15.0 - 25.0%
          Tools and Other Work Equipment                  10.0 - 20.0%
          Furniture and Office Equipment                  10.0 - 40.0%
          Computer Equipment                                     20.0%
          Buildings                                        3.0 - 15.0%
          Central Office Equipment                        10.0 - 25.0%
          Buried Cable                                     5.0 - 15.0%

                                            BREDA TELEPHONE CORPORATION
                                                 AND SUBSIDIARIES
                                    Notes to Consolidated Financial Statements
                                            December 31, 1998 and 1997

9.   LONG-TERM DEBT

     During 1998, the Company refinanced the mortgage notes payable to the Rural Utilities Service (RUS) and the Rural Telephone Bank (RTB) with new mortgage notes payable to the Rural Telephone Finance Cooperative (RTFC). The Company continues to have the original mortgage notes payable to the RTFC and a building mortgage note with the Tiefenthalers. Following is a summary of outstanding debt as of December 31, 1998 and 1997:


                                                                   1998              1997
                                                               -----------       -----------
     Rural Telephone Finance Cooperative
         6.40% (Variable Rate) Note due October 28, 2005       $   459,342       $   574,200
         6.15% (Variable Rate) Note due February 17, 2005        1,172,817         1,343,345
         6.10% (Variable Rate) Note due May 26, 2013             1,415,110                --
         6.10% (Variable Rate) Note due May 26, 2013             2,313,042                --
         7.35% (Fixed Rate) Note due May 26, 2013                2,371,721                --

     Building Mortgage Note - Cyril and Ethel
       Tiefenthaler
         7.00% Note due October 1, 1999                             79,382            91,367

     Rural Utilities Service
         2.00% Note due September 9, 2002                               --           140,118
         2.00% Note due May 31, 2004                                    --            56,716
         2.00% Note due June 10, 2004                                   --            66,386
         2.00% Note due July 11, 2010                                   --            60,394
         5.00% Note due July 17, 2010                                   --           177,533
         5.00% Note due July 28, 2021                                   --           771,442
         5.00% Note due September 27, 2022                              --           190,695

     Rural Telephone Bank                                               --
         7.00% Note due December 11, 2013                               --           729,293
         8.00% Note due December 21, 2013                               --           123,610
         8.50% Note due July 28, 2021                                   --         1,040,302
       10.75% Note due May 12, 2016                                     --           184,108
                                                               -----------       -----------
                                                                 7,811,414         5,549,509
         Less:  Current Maturities                                (655,072)         (423,862)
                                                               -----------       -----------
                                                               $ 7,156,342       $ 5,125,647
                                                               ===========       ===========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


9.   LONG-TERM DEBT, (Continued)

     The Breda Telephone Corporation has an outstanding line of credit with the RTFC for $750,000. The principal and interest, at a rate of 6.7%, are payable in full on January 28, 1999.

     In addition, Prairie Telephone Company, a wholly-owned subsidiary of Breda Telephone Corporation, received approval on a line of credit from the RTFC for $250,000. The approved line of credit was available until January 28, 1999 at a rate of 6.7%. The Company had not drawn down any funds as of December 31, 1998.

     All the RTFC loans are repayable in equal quarterly installments covering principal and interest. The final balloon payment on the building mortgage note with Cyril and Ethel Tiefenthaler is due on October 1, 1999. Principal payments due during the years subsequent to December 31, 1998 on notes outstanding are as follows:


                                                             Building
                                                             Mortgage
                                          RTFC                 Note
                                       ----------           ----------

                        1999           $  575,690           $   79,382
                        2000              608,412
                        2001              643,059
                        2002              579,166
                        2003              561,770
                        Thereafter      4,763,935

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


10.  INCOME TAXES

     Income  taxes  reflected  in  the  comparative   statements   included  the
     following:


                                                       1998             1997
                                                     ---------       ---------
     Total provision for income taxes:
         Estimated Federal income tax                $ 562,083       $ 555,951
         Estimated State income tax                    187,380         162,937
         Deferred income taxes                        (146,224)        (22,101)
         Amortization of investment tax credits         (9,769)         (9,769)
                                                     ---------       ---------
                                                     $ 593,470       $ 687,018
                                                     =========       =========

     Which was accounted for as:
         Items of Operating Expenses:
           Telephone                                 $ 418,277       $ 560,699
           Telemarketing                                24,893           6,108
           CLEC                                        (53,549)           (432)
           CATV                                          9,257            (199)
         Items of Non-Operating Expense:
           Telephone                                   194,592         120,842
                                                     ---------       ---------
                                                     $ 593,470       $ 687,018
                                                     =========       =========


     The Company has recorded additional deferred taxes of $298,561 relating to the difference between the financial reporting basis and the tax reporting basis of the Westside Independent Telephone Company and Westside Communications, Inc. assets acquired.

     Breda Telephone Corporation files a consolidated tax return including their
     wholly-owned  subsidiaries,   Prairie  Telephone  Company,  Inc.,  Westside
     Independent Telephone Company and Tele-Services, Ltd.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

11.  INCOME FROM NONREGULATED EQUIPMENT AND SERVICES

     Nonregulated income includes the following for the years ended December 31, 1998 and 1997:

                                                 1998               1997
                                               ---------         ---------
     Cellular and Mobile Equipment             $ 130,403         $ 222,906
     Internet Service                             18,148            13,587
     Inside Wiring                               (12,162)          (13,520)
     Customer Premise Equipment                   (4,736)           (4,822)
     Payphone Equipment                           (4,281)              733
     Pager Equipment                              (1,623)           (3,249)
                                               ---------         ---------
                                               $ 125,749         $ 215,635
                                               =========         =========

12.  LOSS FROM DBS OPERATIONS

     The statements of operations for the DBS segment for the years ended December 31, 1998 and 1997 are as follows:


                                                       1998               1997
                                                    -----------       -----------
     OPERATING REVENUES:
          General service                           $ 1,460,222       $ 1,158,316
          Sale of equipment, net                       (238,770)          (39,044)
          Uncollectible                                 (32,807)               --
          Miscellaneous revenue                           3,252             8,730
                                                    -----------       -----------
                                                      1,191,897         1,128,002
                                                    -----------       -----------
     OPERATING EXPENSES:
          Maintenance                                    49,807            45,010
          Depreciation (Note 16)                        130,723           142,127
          Amortization (Note 6)                          42,668            42,668
          Programming costs                             973,483           720,329
          Advertising                                    15,263            24,751
          Commissions                                    20,122            21,548
          General office salaries and expenses           53,295           109,892
          Other general expenses                         52,222            40,308
                                                    -----------       -----------
                                                      1,337,583         1,146,633
                                                    -----------       -----------
     NET LOSS                                       $  (145,686)      $   (18,631)
                                                    ===========       ===========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


13.  INCOME FROM TELEMARKETING OPERATIONS

     The statements of operations for the telemarketing center for the years ended December 31, 1998 and 1997 are as follows:


                                                       1998          1997
                                                     --------      --------
     OPERATING REVENUES:
          Telemarketing sales revenue                $581,437      $545,170
          Rental income                                    --         6,000
                                                     --------      --------
                                                      581,437       551,170
                                                     --------      --------

     OPERATING EXPENSES:
          Maintenance                                  28,437        25,152
          Depreciation (Note 16)                          165        32,317
          Wages                                       272,440       248,511
          Telephone and utilities                     149,183       158,542
          Management fees                               6,000         6,000
          Rent                                          6,000         6,000
          General office salaries and expenses          3,649         6,463
          Miscellaneous general expenses               28,061        27,768
          General taxes                                26,998        25,922
          Income taxes (Note 10)                       24,893         6,108
                                                     --------      --------
                                                      545,826       542,783
                                                     --------      --------


     OPERATING INCOME                                  35,611         8,387
                                                     --------      --------

     NON-OPERATING INCOME:
          Dividend income                               1,569            --
                                                     --------      --------



     NET INCOME                                      $ 37,180      $  8,387
                                                     ========      ========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


14.  LOSS FROM CLEC OPERATIONS

     The statements of operations for BTC, Inc. for the years ended December 31, 1998 and 1997 are as follows:


                                                           1998           1997
                                                         --------       --------
     OPERATING REVENUES:
          Internet revenues, net                         $ 47,638       $ 19,649
          Uncollectible                                    (1,182)            --
                                                         --------       --------
                                                           46,456         19,649
                                                         --------       --------

     OPERATING EXPENSES:
          Plant specific operations                         3,976             --
          Facility rent                                    35,773         15,427
          Plant nonspecific operations                     49,873             --
          Depreciation (Note 16)                           15,232          3,499
          Amortization                                         --          1,694
          Customer operations                               4,272             --
          Corporate operations                             18,289             95
          General taxes                                     1,749             --
          Income taxes (Note 10)                          (53,549)          (432)
                                                         --------       --------
                                                           75,615         20,283
                                                         --------       --------

     OPERATING LOSS BEFORE CUMULATIVE
       EFFECT OF ACCOUNTING CHANGE                        (29,159)          (634)
                                                         --------       --------

          Cumulative effect, as of January 1, 1998,
          of change in method of accounting for
          business start-up costs(Note 6)                  49,115             --
                                                         --------       --------



     NET LOSS                                            $(78,274)      $   (634)
                                                         ========       ========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


15.  LOSS FROM CATV OPERATIONS

     The statements of operations for the CATV plant for the years ended December 31, 1998 and 1997 are as follows:

                                                       1998            1997
                                                    ---------       ---------
     OPERATING REVENUES:
          General service                           $ 979,985       $ 860,281
          Uncollectible                               (10,294)         (5,747)
                                                    ---------       ---------
                                                      969,691         854,534
                                                    ---------       ---------

     OPERATING EXPENSES:
          Maintenance                                 244,426         281,644
          Depreciation (Note 16)                      205,174         160,454
          Amortization                                  7,676           1,392
          Programming costs                           240,937         175,201
          General office salaries and expenses        139,410         123,509
          Other general expenses                       38,137          37,687
          General taxes                                28,254          29,427
          Income taxes (Note 10)                        9,257            (199)
                                                    ---------       ---------
                                                      913,271         809,115
                                                    ---------       ---------

     OPERATING INCOME                                  56,420          45,419
                                                    ---------       ---------

     NON-OPERATING INCOME (EXPENSES):
          Interest and dividend income                 19,966          19,665
          Loss on sale of investments                    (353)             --
                                                    ---------       ---------
                                                       19,613          19,665
                                                    ---------       ---------


     NET INCOME BEFORE INTEREST EXPENSE                76,033          65,084
                                                    ---------       ---------


     INTEREST ON LONG-TERM DEBT                        91,252         101,824
                                                    ---------       ---------


     NET LOSS                                       $ (15,219)      $ (36,740)
                                                    =========       =========

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

16.  DEPRECIATION

     The provision for depreciation for the years ended December 31, 1998 and 1997, was $775,293 and $738,735, respectively, which was distributed as follows:


                                                1998            1997
                                              --------        --------
          Operating Expenses:
              Telephone                       $421,425        $399,044
              Telemarketing                        165          32,317
              CLEC                              15,232           3,499
              CATV                             205,174         160,454
          Non-Operating Expenses:
              DBS                              130,723         142,127
              Miscellaneous                      2,574           1,294
                                              --------        --------
                                              $775,293        $738,735
                                              ========        ========

17.  EMPLOYEE BENEFIT PLAN

     The Company adopted for its employees who have met certain eligibility requirements, a Defined Benefit Retirement and Security Program sponsored by the National Telephone Cooperative Association. The plan calls for the Company to contribute 8.6% of each enrolled employee's annual gross salary. As a condition of participation, each participating employee must also contribute a minimum 3% of their annual gross salary. Contributions made by the Company totaled $63,045 and $49,756 for the years ended December 31, 1998 and 1997, respectively.

18.  EMPLOYMENT CONTRACTS

     On January 1, 1995, the Company extended an employment contract with its General Manager to December 31, 1999. The contract provides for a beginning salary for the 1995 year of approximately $59,000, plus an adjustment each subsequent year equal to the previous years salary plus 3 1/2%, plus the percentage increase as shown by the Consumer Price Index for the previous year. The contract provides for the payment of an annual bonus at the sole discretion of the Board of Directors. The General Manager is also entitled to the same benefits and under the same conditions as are available to other full-time employees of the Breda Telephone Corporation.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997

18.  EMPLOYMENT CONTRACTS, (Continued)

     The employment contract includes additional covenants regarding the disability or death of the General Manager during the contract period, as well as a covenant covering the majority change in ownership of the Company. There is an extension or renewal clause in the contract for additional periods of one year subsequent to December 31, 1999. The contract automatically renews unless the Company notifies the General Manager in writing prior to April 1,1999 of its intention to terminate the agreement. The agreement is extended for additional periods of one calendar year.

     Additionally, on March 30, 1998, the Company extended an employment contract with its Chief Financial Officer to March 30, 2000. The contract provides for a beginning salary for the 1998/1999 year of $55,000. The contract also provides for a performance and salary review after the first six months of employment. The Chief Financial Officer is also entitled to the same benefits and under the same conditions as are available to other full-time employees of the Breda Telephone Corporation. The employment contract also includes a covenant regarding the disability of the Chief Financial Officer during the contract period. There are termination clauses which allow termination without cause upon a thirty day written notice and with cause upon a five day written notice. The without cause termination would provide for the contract to be paid in full.

     The aggregate commitment for future salaries at December 31, 1998, excluding bonuses, was approximately $131,000.

19.  MAJOR CUSTOMER

     Pacific Junction Telemarketing Center, Inc., wholly-owned subsidiary of Prairie Telephone Company, Inc., received nearly all of its telemarketing service revenues from one customer during both 1998 and 1997. For the years ended December 31, 1998 and 1997, the telemarketing service revenues from the major customer were $579,836 and $528,700, respectively. At December 31, 1998 and 1997, the amount due from this customer, included in other accounts receivable on the balance sheet, was $101,676 and $106,671, respectively.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


20.  STOCK VALUE ADJUSTMENT

     During June of 1998, the Board of Directors authorized an additional $23.00 increase in the stated value of each share of common stock from $41.00 to $64.00. There were 38,050 shares outstanding at the time of the value adjustment which reduced retained earnings by $875,150.

     The June of 1997 authorized increase was $10.00 and increased the stated value of each share of common stock from $31.00 to $41.00. There were 39,919 shares outstanding at the time of the value adjustment which reduced retained earnings by $399,190.

21.  STOCK RESTRICTIONS

     The Company has one class of common stock. Each stockholder is entitled to one vote regardless of the number of shares owned. Restrictions on the stock include the following:

     o Individuals purchasing new shares of stock must be living within the service area of the Company and subscribe to the Company's telephone services. In addition, new stockholders are limited to purchasing no more than thirty shares of stock directly from the Company.

     o Stockholders are limited to ownership of not more than one percent of the outstanding shares of stock unless ownership was prior to the restated Articles of Incorporation.

     o Stockholders shall not sell any shares of stock owned unless the Company has been given first right of refusal.

     o In households with multiple individuals, only one person must be deemed the subscriber of Company services.

     o A one-time stock transfer to a family member (spouse, child, grandchild, parent, grandparent, or sibling) is allowed even if such transferee resides outside of the telephone exchange service area and is not a subscriber of the Company's telephone services.

     o    Stock transfers require the consent of the Board of Directors.

     The Company may adopt bylaws which may further restrict the transfer or ownership of capital stock of the Company.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


22.  INVESTMENT IN SUBSIDIARIES

     Breda Telephone Corporation includes a wholly-owned subsidiary, Prairie Telephone Company, Inc. The costs in purchasing this subsidiary included value of consideration given and all direct and incremental costs relating to its acquisition. The total unamortizable cost is $115,420. The Company purchased $29,000 of stock.

     Prairie  Telephone  Company,  Inc. then formed a  wholly-owned  subsidiary,
     Pacific Junction Telemarketing Center, Inc., for its telemarketing business. The Company purchased $10,000 of stock and $50,000 has been contributed as additional paid-in capital. During 1997, Prairie Telephone Company formed an additional wholly-owned subsidiary, BTC, Inc. This entity was formed for its competitive local exchange carrier (CLEC) operations. Prairie Telephone Company purchased $20,000 in stock and during 1998 contributed $600,000 as additional paid-in capital.

     Breda Telephone Corporation also includes a wholly-owned subsidiary, Westside Independent Telephone Company. The Company purchased $2,010,038 of stock.

     Breda Telephone Corporation also formed a wholly-owned subsidiary, Tele-Services, Ltd., for its community antenna television (CATV) utility business. The Company purchased $75,000 of stock and $1,124,160 has been contributed as additional paid-in capital.

23.  RELATED PARTY TRANSACTIONS

     On September 22, 1975, Breda Telephone Corporation entered into an agreement for operation and maintenance with its wholly-owned subsidiary, Prairie Telephone Company, Inc. The agreement was amended effective October 1, 1981, to provide for operation, maintenance and management services billed at actual cost to cover day to day operational expenses and maintenance, as well as the income tax implications. As of December 31, 1998 and 1997, Breda Telephone Corporation has accounts receivable from Prairie Telephone Company, Inc. for $139,188 and $137,545, respectively.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


23.  RELATED PARTY TRANSACTIONS, (Continued)

     Breda Telephone Corporation also has an agreement with its wholly-owned subsidiary, Tele-Services, Ltd., to provide for the operation and maintenance of the various CATV systems. The fees paid by Tele-Services, Ltd. are based on actual costs for the day to day operations and maintenance, as well as the related income tax implications. As of December 31, 1998 and 1997, Breda Telephone Corporation has recorded an accounts receivable from Tele-Services, Ltd. of $18,467 and $171,668, respectively.

     Breda Telephone Corporation has recorded a payable to Westside Independent Telephone Company, wholly-owned subsidiary, of $52,592 as of December 31, 1998.

     In  addition,   Breda  Telephone   Corporation  has  recorded  an  accounts
     receivable as of December 31, 1998 and 1997 from Pacific Junction Telemarketing Center, Inc. of $91,705 and $82,562, respectively, and an accounts receivable from BTC, Inc. of $20,080 and $33,004, respectively. Both are wholly-owned subsidiaries of Prairie Telephone Company, Inc.

     Prairie Telephone Company, Inc. has recorded an accounts receivable as of December 31, 1998 and 1997 from Pacific Junction Telemarketing Center, Inc. of $17,639 and $27,493, respectively, and an accounts receivable from BTC, Inc. of $10,740 and $210, respectively. Pacific Junction Telemarketing Center, Inc. and BTC, Inc. are wholly-owned subsidiaries of Prairie Telephone Company.

     Tele-Services, Ltd. has accounts payable at December 31, 1997, of $151,810 to Prairie Telephone Company, Inc. Both are wholly-owned subsidiaries of Breda Telephone Corporation.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                           December 31, 1998 and 1997


24.  ACQUISITION

     On June 1, 1998, Breda Telephone Corporation acquired Westside Independent Telephone Company in a business combination accounted for as a purchase. The Company purchased stock and the purchase price was then allocated to the respective assets acquired in the transaction based on fair value. Westside Independent Telephone Company owns and provides the telephone service in Westside, Iowa. The operations of Westside Independent Telephone Company are included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition was $2,010,038, which exceeded the fair value of the net assets of Westside Independent Telephone Company by $1,178,472. The excess was recorded as goodwill and is being amortized on the straight-line basis over fifteen years.

     Additionally on June 1, 1998 in a related transaction, Tele-Services, Ltd., a wholly-owned subsidiary of Breda Telephone Corporation, acquired Westside Communications, Inc. in a business combination also accounted for as a purchase. Tele-Services, Ltd. also purchased stock and the purchase price was then allocated to the respective assets acquired in the transaction based on fair value. Westside Communications, Inc. owned and operated the cable television systems in Westside and Arcadia, Iowa. The operations of Westside Communications, Inc. are included in the accompanying financial statements since the date of acquisition, as well. The total cost of the acquisition was $254,289, which exceeded the fair value of the net assets of Westside Communications, Inc. by $157,611. The excess was recorded as goodwill and is being amortized on the straight-line basis over fifteen years.

     The total cost of both acquisitions was $2,264,327 and the total goodwill recorded was $1,336,083. See footnote number six for additional details regarding both transactions.

     Also on October 31, 1998, Tele-Services, Ltd. purchased the Auburn cable television system from New Path Communications, L.C. This business combination was also accounted for as a purchase. The purchase price of $64,610 was allocated to the respective assets purchased and two months of operations were recorded as of December 31, 1998.

25.  SUBSEQUENT EVENT

     On January 11, 1999, the Company sold substantially all of its assets and liabilities of their Direct Broadcast Satellite (DBS) segment. The Company received cash of $8,274,689. The transaction resulted in a gain of $7,436,415, which will be included in operations during the first quarter of 1999.

March 11, 1999



To the Board of Directors

     Breda Telephone Corporation


            Independent Auditor's Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information contained on pages F-52 - F-59, as identified in the table of contents, is presented for purposes of additional analysis and, although not required for a fair presentation of consolidated financial position, results of operations and cash flows, was subjected to the auditing procedures applied in the audits of the basic consolidated financial statements. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



                                                     Anderson and Company


                                                     By /s/ J.R. Naig
                                                        ------------------------
                                                          J.R. Naig

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                           Consolidating Balance Sheet
                                December 31, 1998

                                                           Prairie
                                              Breda       Telephone       Westside       Tele-
                                            Telephone     Company,       Telephone      Services,     Consolidating    Consolidated
                   ASSETS                  Corporation      Inc.          Company         Ltd.        Eliminations        Total
                                           -----------   -----------    -----------    -----------    ------------     -----------
CURRENT ASSETS:
    Cash                                   $   534,220   $   148,877    $    72,319    $    27,543     $               $   782,959
    Current portion of investments             114,550                                                                     114,550
    Due from customers                          18,844        20,015          4,882         10,504          16,023          70,268
    Unbilled access revenue                     87,779        54,895         16,411                                        159,085
    Other accounts receivable                  258,854       145,321         14,516          1,000                         419,691
    Other accounts receivable -
      affiliate                                269,440                       52,592                       (322,032)
    Note receivable                                                          15,983                        (15,983)
    Interest receivable                          5,645        15,810                                                        21,455
    Materials and supplies                      26,535        18,249          1,264          5,881                          51,929
    Merchandise held for resale                 27,172         1,178                                                        28,350
    Deposit                                                      365                                                           365
    Prepayments                                 54,159         6,816                         7,923                          68,898
                                           -----------   -----------    -----------    -----------     -----------     -----------
                                             1,397,198       411,526        177,967         52,851        (321,992)      1,717,550
                                           -----------   -----------    -----------    -----------     -----------     -----------
NONCURRENT ASSETS:
    Investments, less current portion          617,349       912,696                                                     1,530,045
    Other investments                        5,974,055       906,397        387,770        161,801      (4,962,001)      2,468,022
    Nonregulated investments:
    Net telemarketing plant                                      578                                                           578
    Net CATV plant                                                                       2,007,612                       2,007,612
     Net nonregulated land and equipment       128,364        62,350          2,843                                        193,557
    Net DBS distribution rights                469,342                                                                     469,342
    Net nonregulated telephone plant                         487,254                                                       487,254
    Net goodwill                                                          1,132,624        151,481                       1,284,105
    Deferred maintenance and
        retirements, net                        17,050         4,340                                                        21,390
                                           -----------   -----------    -----------    -----------     -----------     -----------
                                             7,206,160     2,373,615      1,523,237      2,320,894      (4,962,001)      8,461,905
                                           -----------   -----------    -----------    -----------     -----------     -----------

PROPERTY, PLANT AND
  EQUIPMENT:

    Telephone Plant                          3,959,333     2,391,182        635,203                                      6,985,718
    Less:  Reserve for depreciation          2,142,887     1,551,182         64,721                                      3,758,790
                                           -----------   -----------    -----------    -----------     -----------     -----------
                                             1,816,446       840,000        570,482                                      3,226,928
    Acquisition adjustment, net                  4,058                                                                       4,058
    Telephone plant under construction                       265,887                                                       265,887
                                           -----------   -----------    -----------    -----------     -----------     -----------
                                             1,820,504     1,105,887        570,482                                      3,496,873
                                           -----------   -----------    -----------    -----------     -----------     -----------
                    TOTAL ASSETS           $10,423,862   $ 3,891,028    $ 2,271,686    $ 2,373,745     $(5,283,993)    $13,676,328
                                           ===========   ===========    ===========    ===========     ===========     ===========



         See Independent Auditor's Report on Supplementary Information.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                           Consolidating Balance Sheet
                                December 31, 1998


                                                             Prairie
                                                Breda       Telephone     Westside       Tele-
LIABILITIES AND                               Telephone      Company,    Telephone      Services,   Consolidating     Consolidated
  STOCKHOLDERS' EQUITY                       Corporation       Inc.       Company         Ltd.       Eliminations        Total
                                             ------------  -----------  ------------  ------------  -------------     ------------
CURRENT AND ACCRUED
  LIABILITIES:
    Current maturities of long-term debt     $    335,275  $    61,862  $             $    257,935  $                 $    655,072
    Accounts payable                              201,732      191,545         8,788        41,604                         443,669
    Accounts payable - affiliate                   52,592      234,950                      18,467       (306,009)
    Line of credit                                750,000                                                                  750,000
    Note payable                                                                            15,983        (15,983)
    Customer deposits                               6,073       12,677           320         9,919                          28,989
    Accrued interest                                                                           400                             400
    Accrued taxes                                  85,641       53,758         7,548        30,086                         177,033
    Other current liabilities                      75,844        2,356           893         8,816                          87,909
                                             ------------  -----------  ------------  ------------  -------------     ------------
                                                1,507,157      557,148        17,549       383,210       (321,992)       2,143,072
                                             ------------  -----------  ------------  ------------  -------------     ------------

LONG-TERM DEBT:
    RTFC notes, less current maturities         4,808,830    1,353,248                     994,264                       7,156,342
                                             ------------  -----------  ------------  ------------  -------------     ------------
DEFERRED CREDITS:
    Unamortized investment tax credits             24,952       38,365                                                      63,317
    Deferred income taxes                        (140,523)    (114,799)      219,420       241,473                         205,571
                                             ------------  -----------  ------------  ------------  -------------     ------------
                                                 (115,571)     (76,434)      219,420       241,473                         268,888
                                             ------------  -----------  ------------  ------------  -------------     ------------

STOCKHOLDERS' EQUITY:
    Common stock                                2,414,208       29,000     2,010,038        75,000     (2,114,038)       2,414,208
    Additional paid-in capital                                                           1,124,160     (1,124,160)
    Retained earnings                           1,809,238    2,028,066        24,679      (444,362)    (1,723,803)       1,693,818
                                             ------------  -----------  ------------  ------------  -------------     ------------
                                                4,223,446    2,057,066     2,034,717       754,798     (4,962,001)       4,108,026
                                             ------------  -----------  ------------  ------------  -------------     ------------





         TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY             $ 10,423,862  $ 3,891,028  $  2,271,686  $  2,373,745  $  (5,283,993)    $ 13,676,328
                                             ============  ===========  ============  ============  =============     ============

         See Independent Auditor's Report on Supplementary Information.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                           Consolidating Balance Sheet
                                December 31, 1997

                                                    Breda           Prairie
                                                  Telephone        Telephone      Tele-Services,    Consolidating     Consolidated
                   ASSETS                        Corporation      Company, Inc.        Ltd.          Eliminations        Total
                                               --------------    --------------   --------------    --------------    -------------
CURRENT ASSETS:
    Cash                                       $      324,430    $      239,592   $       48,863    $                 $     612,885
    Cash - RUS construction fund                                          6,535                                               6,535
    Current portion of investments                                       50,555                                              50,555
    Due from customers                                 99,038            24,799           21,345           (34,993)         110,189
    Unbilled access revenue                            94,175            54,537                                             148,712
    Other accounts receivable                         276,968           177,502                                             454,470
    Other accounts receivable - affiliate             424,780           151,810                           (576,590)
    Interest receivable                                11,042            13,308            1,699                             26,049
    Materials and supplies                             22,261             5,144            3,713                             31,118
    Merchandise held for resale                        57,502               280                                              57,782
    Deposit                                                               5,000                                               5,000
    Prepayments                                        39,819             7,302            4,080                             51,201
                                               --------------    --------------   --------------    --------------    -------------
                                                    1,350,015           736,364           79,700          (611,583)       1,554,496
                                               --------------    --------------   --------------    --------------    -------------

NONCURRENT ASSETS:
    Investments, less current portion                 882,641           745,338           88,986                          1,716,965
    Other investments                               2,558,928           708,886          176,399        (1,792,968)       1,651,245
    Nonregulated investments:
      Net telemarketing plant                                            70,579                                              70,579
      Net CATV plant                                                                   1,840,266                          1,840,266
      Net nonregulated land and equipment             418,496            31,493                                             449,989
      Net DBS distribution rights                     512,010                                                               512,010
      Net business start-up costs                                        49,115                                              49,115
    Deferred maintenance and retirements, net          34,101            15,366                                              49,467
    Unamortized debt expense, net                         833             6,014                                               6,847
                                               --------------    --------------   --------------    --------------    -------------
                                                    4,407,009         1,626,791        2,105,651        (1,792,968)       6,346,483
                                               --------------    --------------   --------------    --------------    -------------

PROPERTY, PLANT AND EQUIPMENT:
    Telephone plant                                 3,671,005         2,440,236                                           6,111,241
    Less:  Reserve for depreciation                 2,524,317         1,515,532                                           4,039,849
                                               --------------    --------------   --------------    --------------    -------------
                                                    1,146,688           924,704                                           2,071,392
    Acquisition adjustment, net                         5,566                                                                 5,566
                                               --------------    --------------   --------------    --------------    -------------
                                                    1,152,254           924,704                                           2,076,958
                                               --------------    --------------   --------------    --------------    -------------

                    TOTAL ASSETS               $    6,909,278    $    3,287,859   $    2,185,351    $   (2,404,551)   $   9,977,937
                                               ==============    ==============   ==============    ==============    =============

         See Independent Auditor's Report on Supplementary Information.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                           Consolidating Balance Sheet
                                December 31, 1997


                                                       Breda          Prairie
LIABILITIES AND STOCKHOLDERS'                        Telephone       Telephone       Tele-Services,   Consolidating   Consolidated
    EQUITY                                          Corporation     Company, Inc.         Ltd.        Eliminations        Total
                                                   -------------    -------------    -------------    ------------    -------------
CURRENT AND ACCRUED LIABILITIES:
    Current maturities of long-term debt           $     186,032    $      55,317    $     182,513    $               $     423,862
    Accounts payable                                     518,724          136,248            3,813                          658,785
    Accounts payable - affiliate                                          288,105          323,478        (611,583)
    Note payable                                                              393                                               393
    Customer deposits                                      6,163           12,357            9,279                           27,799
    Accrued interest                                                       13,492                                            13,492
    Accrued taxes                                        266,407           45,587           28,480                          340,474
    Other current liabilities                             60,221            2,619            3,812                           66,652
                                                   -------------    -------------    -------------    ------------    -------------
                                                       1,037,547          554,118          551,375        (611,583)       1,531,457
                                                   -------------    -------------    -------------    ------------    -------------

LONG-TERM DEBT:
    RTFC mortgage notes, less current maturities         454,347                         1,172,817                        1,627,164
    RTB mortgage notes, less current maturities        1,025,745          999,918                                         2,025,663
    RUS mortgage notes, less current maturities        1,094,187          299,251                                         1,393,438
    Building mortgage note, less current                                                    79,382                           79,382
        maturities
                                                   -------------    -------------    -------------    ------------    -------------
                                                       2,574,279        1,299,169        1,252,199                        5,125,647
                                                   -------------    -------------    -------------    ------------    -------------

DEFERRED CREDITS:
    Unamortized investment tax credits                    29,111           43,975                                            73,086
    Deferred income taxes                                (68,459)         (40,934)         135,760                           26,367
                                                   -------------    -------------    -------------    ------------    -------------
                                                         (39,348)           3,041          135,760                           99,453
                                                   -------------    -------------    -------------    ------------    -------------

STOCKHOLDERS' EQUITY:
    Common stock                                       1,555,048           29,000           75,000        (104,000)       1,555,048
    Additional paid-in capital                                                             624,160        (624,160)
    Retained earnings                                  1,781,752        1,402,531         (453,143)     (1,064,808)       1,666,332
                                                   -------------    -------------    -------------    ------------    -------------
                                                       3,336,800        1,431,531          246,017      (1,792,968)       3,221,380
                                                   -------------    -------------    -------------    ------------    -------------

                   TOTAL LIABILITIES AND
                      STOCKHOLDERS' EQUITY         $   6,909,278    $   3,287,859    $   2,185,351    $ (2,404,551)   $   9,977,937
                                                   =============    =============    =============    ============    =============


         See Independent Auditor's Report on Supplementary Information.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                        Consolidating Statement of Income
                      For the Year Ended December 31, 1998

                                                            Prairie
                                             Breda         Telephone        Westside        Tele-
                                           Telephone        Company,       Telephone       Services,    Consolidating  Consolidated
                                          Corporation        Inc.           Company          Ltd.       Eliminations      Total
                                          ------------    ------------    -----------     -----------   ------------   -----------
OPERATING REVENUES:
   Basic local network services           $    159,389    $    214,884    $     23,942    $             $              $    398,215
   Network access services                   1,332,521         924,465         208,847                                    2,465,833
   Carrier billing and collection               48,238          45,370           6,962                                      100,570
   Miscellaneous                                19,371           2,856           6,677                                       28,904
   Uncollectible                                   595           3,258           1,392                                        5,245
                                          ------------    ------------    ------------    -----------   ------------   ------------
                                             1,560,114       1,190,833         247,820                                    2,998,767
                                          ------------    ------------    ------------    -----------   ------------   ------------
OPERATING EXPENSES:
   Plant specific operations                   121,720          81,438          24,765                       (24,000)       203,923
   Plant nonspecific operations                 82,126          20,267           1,152                                      103,545
   Depreciation                                208,724         148,299          64,402                                      421,425
   Amortization                                 18,559          11,026          45,848                                       75,433
   Customer operations                          87,697          52,027          10,287                                      150,011
   Corporate operations                        338,186         124,374          34,596                                      497,156
   General taxes                                28,191          54,442           3,994                                       86,627
   Income taxes                                150,629         235,298          32,350                                      418,277
                                          ------------    ------------    ------------    -----------   ------------   ------------
                                             1,035,832         727,171         217,394                       (24,000)     1,956,397
                                          ------------    ------------    ------------    -----------   ------------   ------------
OPERATING INCOME                               524,282         463,662          30,426                        24,000      1,042,370
                                          ------------    ------------    ------------    -----------   ------------   ------------
NON-OPERATING INCOME
  (EXPENSES):
   Interest and dividend income                 90,335          79,909          10,466                                      180,710
   Gain on sale of investments                   5,594           3,259                                                        8,853
   Loss on disposal of property                               (118,443)                                                    (118,443)
   Loss on extinguishment of debt              (47,769)        (19,144)                                                     (66,913)
   Miscellaneous income                         13,992           5,660                                                       19,652
   Loss from joint venture, net                                                (15,702)                                     (15,702)
   Income from cellular partnership                            109,973                                                      109,973
   Income from cellular settlements                            409,212                                                      409,212
   Income from nonregulated                    119,276           9,267          (2,794)                                     125,749
     equipment and services, net
   Loss from DBS operations, net              (145,686)                                                                    (145,686)
   Income from telemarketing
     operations, net                                            37,180                                                       37,180
   Loss from CLEC operations, net                              (78,274)                                                     (78,274)

   Loss from CATV operations, net                                                               8,781        (24,000)       (15,219)
   Income taxes                                (22,301)       (175,508)          3,217                                     (194,592)
                                          ------------    ------------    ------------    -----------   ------------   ------------
                                          $     13,441    $    263,091    $     (4,813)   $     8,781   $    (24,000)  $    256,500
                                          ------------    ------------    ------------    -----------   ------------   ------------

         See Independent Auditor's Report on Supplementary Information.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                        Consolidating Statement of Income
                      For the Year Ended December 31, 1998


                                                         Prairie
                                          Breda         Telephone      Westside        Tele-
                                        Telephone       Company,      Telephone       Services,      Consolidating    Consolidated
                                       Corporation        Inc.         Company          Ltd.         Eliminations        Total
                                      ------------    ------------    ----------    ------------     -------------    -----------
NET INCOME BEFORE INTEREST
  EXPENSE                             $    537,723    $    726,753    $   25,613    $      8,781     $                $ 1,298,870
                                      ------------    ------------    ----------    ------------     -----------      -----------

INTEREST EXPENSE:
   Interest on long-term debt              293,249          95,204           934                                          389,387
   Amortization of debt expense                833           6,014                                                          6,847
                                      ------------    ------------    ----------    ------------     -----------      -----------
                                           294,082         101,218           934                                          396,234
                                      ------------    ------------    ----------    ------------     -----------      -----------


NET INCOME                            $    243,641    $    625,535    $   24,679    $      8,781     $                $   902,636
                                      ============    ============    ==========    ============     ===========      ===========





         See Independent Auditor's Report on Supplementary Information.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                        Consolidating Statement of Income
                      For the Year Ended December 31, 1997


                                                    Breda            Prairie
                                                  Telephone         Telephone      Tele-Services,    Consolidating    Consolidated
                                                 Corporation      Company, Inc.         Ltd.         Eliminations         Total
                                                -------------    -------------     -------------     -------------    -------------
OPERATING REVENUES:
   Basic local network services                 $     151,416    $     195,055     $                 $                $     346,471
   Network access services                          1,322,867          981,915                                            2,304,782
   Carrier billing and collection                      61,598          101,999                                              163,597
   Miscellaneous                                       29,739            1,007                                               30,746
   Uncollectible                                        2,782             (138)                                               2,644
                                                -------------    -------------     -------------     -------------    -------------
                                                    1,568,402        1,279,838                                            2,848,240
                                                -------------    -------------     -------------     -------------    -------------

OPERATING EXPENSES:
   Plant specific operations                           64,520           66,183                             (24,000)         106,703
   Plant nonspecific operations                        41,415           21,697                                               63,112
   Depreciation                                       222,081          176,963                                              399,044
   Amortization                                        18,559           11,026                                               29,585
   Customer operations                                119,388           79,367                                              198,755
   Corporate operations                               153,608           97,163                                              250,771
   General taxes                                       24,375           42,128                                               66,503
   Income taxes                                       284,188          276,511                                              560,699
                                                      928,134          771,038                             (24,000)       1,675,172
                                                -------------    -------------     -------------     -------------    -------------

OPERATING INCOME                                      640,268          508,800                              24,000        1,173,068
                                                -------------    -------------     -------------     -------------    -------------

NON-OPERATING INCOME (EXPENSES):
   Interest and dividend income                        51,224           38,624                                               89,848
   Miscellaneous income                                 2,020            4,646                                                6,666
   Income from cellular partnership                                     74,065                                               74,065
   Income from nonregulated equipment                 202,235           13,400                                              215,635
     services, net
   Loss from DBS operations, net                      (18,631)                                                              (18,631)
   Income from telemarketing operations, net                             8,387                                                8,387
   Loss from CLEC operations, net                                         (634)                                                (634)
   Loss from CATV operations, net                                                        (12,740)          (24,000)         (36,740)
                                  Income taxes        (73,875)         (46,967)                                            (120,842)
                                                -------------    -------------     -------------     -------------    -------------
                                                $     162,973    $      91,521     $     (12,740)    $     (24,000)   $     217,754
                                                =============    =============     =============     =============    =============


         See Independent Auditor's Report on Supplementary Information.

                           BREDA TELEPHONE CORPORATION
                                AND SUBSIDIARIES
                        Consolidating Statement of Income
                      For the Year Ended December 31, 1997


                                                     Breda            Prairie
                                                   Telephone         Telephone     Tele-Services,   Consolidating    Consolidated
                                                  Corporation      Company, Inc.        Ltd.        Eliminations        Total
                                                --------------    --------------   -------------    ------------    --------------
  INCOME (LOSS) BEFORE INTEREST
    EXPENSE                                     $      803,241    $      600,321   $     (12,740)   $               $   1,390,822
                                                --------------    --------------   -------------    ------------    --------------

  INTEREST EXPENSE:
     Interest on long-term debt                        184,044            94,304                                          278,348
     Amortization of debt expense                        4,281               275                                            4,556
                                                --------------    --------------   -------------    ------------    --------------
                                                       188,325            94,579                                          282,904
                                                --------------    --------------   -------------    ------------    --------------



  NET INCOME (LOSS)                             $      614,916    $      505,742   $     (12,740)   $               $   1,107,918
                                                ==============    ==============   =============    ============    ==============






         See Independent Auditor's Report on Supplementary Information.

                                    PART III

Index to Exhibits.

Exhibit No.    Description of Exhibit                                                 Page No.
-----------    ----------------------                                                 --------
2.1            Stock Purchase Agreement dated May 22, 1998, by                           E-1
               and  between  Arthur  Zerwas  and  Mary  Zerwas,  Westside
               Independent   Telephone   Company,   and  Breda  Telephone
               Corporation,   along  with  the  Amendment  to  the  Stock
               Purchase Agreement dated May 22, 1998. Exhibits A and B to the Stock  Purchase  Agreement  are not included with this filing.  Exhibit A lists the  names and  locations  of all banks in which Westside Independent  Telephone Company had accounts and the names of all persons  authorized  to draw thereon,  and  Exhibit B sets forth the  covenants  not to compete  required to be executed by Arthur Zerwas and Mary
               Zerwas.

2.2            Stock Purchase Agreement dated May 22, 1998, by and                       E-12
               between Arthur Zerwas and Mary Zerwas, and Breda
               Tele-Services, Ltd., along with the Amendment to the Stock
               Purchase Agreement dated May 22, 1998.   Exhibits A
               and B to the Stock Purchase Agreement are not included with this filing.  Exhibit A lists the names and locations of all banks in which Westside Communications, Inc. had accounts and
               the names of all persons authorized to draw thereon, and
               Exhibit B sets    forth the covenants not to compete required to
               be executed by Arthur Zerwas and Mary Zerwas.

2.3            Asset Purchase Agreement dated October 6, 1998, by                        E-22
               and between NewPath Communications, L.C. and
               Tele-Services, Ltd.  The following schedules to the Asset
               Purchase Agreement are not included with this filing.

               o    Schedule 1 - Franchise from the City of Auburn, Iowa.
               o    Schedule 2 - List of Real and Personal Property (None).
               o    Schedule 3 - List of Contracts (None, except for Headend
                                 Lease).
               o    Schedule 4 - Subscriber and Customer List.
               o    Schedule 5 - Complimentary Services (Same as Schedule 4).

               o    Schedule 6 - List of Subscriber Rates.
               o    Schedule 7 - List of Television Broadcast Signals and
                                 Programming.

2.4            Asset Purchase Agreement by and between Golden Sky                       E-36
               Systems, Inc.  and  Breda Telephone Corporation dated
               as of November 30, 1998, along with the Amendment
               of Asset Purchase Agreement dated as of January 11,
               1999.  The following exhibits and schedules to the Asset
               Purchase Agreement are not included with this filing:

               o    Schedule 1.4  - Business
               o    Schedule 1.9  - Equipment
               o    Schedule 1.13 - Inventory
               o    Schedule 1.21 - Seller Contracts
               o    Schedule 3.5  - Allocation of  Consideration
               o    Schedule 4.2  - Excluded Assets
               o    Schedule 5.4  - Required  Consents
               o    Schedule 5.5  - Encumbrances
               o    Schedule 5.9  - Patents, Trademarks and Copyrights
               o    Schedule 5.10 - Financial  Statements
               o    Schedule 5.11 - Legal Proceedings
               o    Exhibit A     - Earnest Money Escrow Agreement
               o    Exhibit B     - Indemnity Escrow Agreement
               o    Exhibit C     - Bill of Sale
               o    Exhibit D     - Assignment and Assumption of Contracts
                                    Agreement
               o    Exhibit E     - Assignment and Assumption of Equipment
                                    Rental Agreements
               o    Exhibit F-1   - Seller Non-Competition Agreement
               o    Exhibit F-2   - Buyer Non-Competition Agreement
               o    Exhibit G     - Opinion Letter of Seller's Counsel

3.1            Amended and Restated Articles of Incorporation of Breda                  E-69
               Telephone Corp.

3.2            Amended and Restated Bylaws of Breda Telephone Corp.                     E-77

10.1           Employment Contract between Breda and Robert Boeckman                    E-92

10.2           Employment Agreement between Breda and Jane Morlok                       E-95

21             List of Subsidiaries                                                     E-99

27             Financial Data Schedule                                                  E-100

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: June 28, 1999

                                                 BREDA TELEPHONE CORP.


                                                 By: /s/ Dean Schettler
                                                     ---------------------------
                                                     Dean Schettler, President